                                                Filed pursuant to Rule 424(b)(4)
                                                Registration Number 333-70719
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--------------------------------------------------------------------------------
PROSPECTUS

FEBRUARY 4, 1999


                [CBSI COMPLETE BUSINESS SOLUTIONS, INC. LOGO]

                        4,800,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

         THE COMPANY:

         - We are a leading provider of
           information technology services
           offering clients flexible global
           delivery capabilities.

         - Complete Business Solutions, Inc.
           32605 West Twelve Mile Road
           Farmington Hills, MI 48334
           (248) 488-2088

         - NASDAQ SYMBOL: CBSI
THE OFFERING:


- The Company is offering 1,635,000 of

  the shares and existing shareholders

  are offering 3,165,000 of the shares.


- The underwriters have an option to

  purchase an additional 720,000 shares

  from the Company and certain selling
  shareholders to cover over-allotments.

- There is an existing trading market for these shares. The reported last sales price on February 3, 1999 was


  $31.44 per share.


- We plan to use the proceeds from this
  offering for expansion of existing operations and general corporate purposes. We will not receive any proceeds from the shares sold by the selling shareholders.


- Closing: February 9, 1999.


--------------------------------------------------------------------------------


                                        Per Share                   Total
-----------------------------------------------------------------------------
Public offering price:                   $31.00                  $148,800,000
Underwriting fees:                         1.63                     7,824,000
Proceeds to Company:                      29.37                    48,019,950
Proceeds to selling shareholders:         29.37                    92,956,050
-----------------------------------------------------------------------------
THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


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Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                   CREDIT SUISSE FIRST BOSTON
                                      LEGG MASON WOOD WALKER
                                            INCORPORATED
                                                         WARBURG DILLON READ LLC

                          [STRATEGIC APPROACH LOGO]
                               TABLE OF CONTENTS


                                                  PAGE
Prospectus Summary..............................    3
Risk Factors....................................    6
Recent Developments.............................   13
Use of Proceeds.................................   13
Price Range of Common Stock and Dividend
  Policy........................................   14
Selected Financial Data.........................   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   17
Business........................................   22
Management......................................   31
Selling Shareholders............................   33
Underwriting....................................   34
Incorporation of Certain Documents by
  Reference.....................................   35
Additional Information..........................   36
Legal Matters...................................   37
Experts.........................................   37
Index to Financial Statements...................  F-1

                               PROSPECTUS SUMMARY

     This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this prospectus carefully. Unless otherwise indicated, the information in this prospectus: (1) gives effect to the acquisitions of Synergy Software, Inc., c.w. Costello & Associates, inc., and Claremont Technology Group, Inc. on November 20, 1997, January 27, 1998, and July 24, 1998, respectively, which were accounted for using the pooling of interests method; (2) gives effect to the two-for-one stock split that was affected on March 19, 1998; and (3) assumes the over-allotment option is not exercised.

                                  THE COMPANY

     Complete Business Solutions, Inc. is a leading provider of information technology services offering clients flexible delivery capabilities through a focused partnership sourcing approach. We offer clients a broad range of IT services, from advising them on IT business strategy and strategic technology plans to developing and implementing appropriate IT applications solutions. We are a single-source provider of a broad range of IT services, including:

       - IT consulting;

       - Large systems applications development and maintenance;

       - Reengineering legacy applications to client/server technology;

       - Client/server applications development;

       - Packaged software implementation, such as ERP;

       - Year 2000 conversion and testing services; and

       - Contract programming services.

     We apply industry-specific IT consulting services to a wide range of leading technology platforms and perform these services in a variety of emerging computing environments. Our emerging technology service offerings include: (1) data warehousing solutions; (2) electronic commerce solutions; and (3) network services to support enterprise-wide applications such as sales force automation and Internet/intranet development. We believe that our broad and expanding range of services minimizes our dependence on any single technology, enables us to serve as a single-source provider for our clients' IT applications needs and provides us with the ability to cross-sell our services to existing clients.

     We offer flexible, cost-effective project delivery capabilities by providing our clients a choice among any combination of the following options:
(1) onsite at the client facility; (2) offsite at one of our eight development facilities in the U.S. and Canada; or (3) offshore at one of our three development facilities in India and the Philippines. We have been developing our extensive offshore infrastructure since 1992 and believe that it is one of the largest in the industry. Our ability to deliver services globally is enhanced by our local branch management and recruiting infrastructure, consisting of a geographically dispersed network of 25 branch offices and 135 sales and account managers. Our local branch infrastructure allows us to demonstrate our commitment to each market and enhances our ability to attract locally based clients and consultants.

     Our flexible delivery capabilities enable our clients to determine their degree of project involvement and to control the costs and speed of project delivery, consistent with our team-focused partnership sourcing approach. Under this approach, we seek to establish a long-term relationship with our clients by serving as a virtual extension of their organizations. Proven, innovative methodologies combined with highly competent IT professionals enable us to deliver flexible, team-oriented solutions to meet our clients' expectations.

     Our goal is to become the preferred, single-source provider of IT services to an expanding base of clients by establishing teams that quickly and cost effectively provide strong industry-specific IT applications solutions. To achieve this goal, our strategy is to:

       - Support each service offering with a program management team to create new opportunities and leverage existing relationships;

       - Capitalize on the marketing and development efforts of six vertically focused industry solutions groups;

       - Expand the breadth and depth of our technical capabilities through a continued evaluation of emerging technologies and development of industry solutions;

       - Expand our branch infrastructure, both domestically and internationally, and capitalize on our significant investment in offsite and offshore development centers;

       - Create virtual partnerships with our clients to provide them with a broad range of IT solutions and create cross-selling opportunities; and

       - Seek acquisitions that complement our core skills or expand our geographic reach and have the potential to increase our overall value.

                                  THE OFFERING


Common stock offered:
  By the Company..........................   1,635,000 shares
  By the selling shareholders.............   3,165,000 shares
                                             --------------------
        Total.............................   4,800,000 shares
Common stock to be outstanding after this
  offering................................   36,497,642 shares(a)
Use of proceeds...........................   We intend to use the estimated net proceeds of
                                             $45.3 million that we will receive from this
                                             offering for expansion of existing operations,
                                             including U.S. branch and offshore software
                                             development operations, development of new service
                                             lines, possible acquisitions of related businesses;
                                             and general corporate purposes, including working
                                             capital. We will not receive any of the proceeds
                                             from the shares sold by the selling shareholders.


-------------------------

(a) The number of shares of common stock to be outstanding is based on the number outstanding as of December 31, 1998 and excludes: (1) options outstanding as of December 31, 1998 to purchase 3,838,272 shares of common stock at a weighted average exercise price of $16.78 per share; and (2) 748,903 shares of common stock reserved as of December 31, 1998 for issuance upon exercise of options that may be granted in the future under our 1996 Stock Option Plan.

                             SUMMARY FINANCIAL DATA

                                                                                                   NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                                      ------------------------------------------------------   -------------------------
                                       1993      1994       1995       1996         1997         1997          1998
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA(A):
  Revenues..........................  $73,164   $93,416   $125,378   $182,632     $261,282     $188,185      $272,554
  Cost of revenues..................   52,063    66,761     88,110    126,247      178,780      126,422       180,503
                                      -------   -------   --------   --------     --------     --------      --------
  Gross profit......................   21,101    26,655     37,268     56,385       82,502       61,763        92,051
  Selling, general and
    administrative expenses.........   15,560    20,289     29,729     43,569       64,618       45,654        62,922
  Merger costs and other (b)........       --        --         --        111        1,559           --        28,250
                                      -------   -------   --------   --------     --------     --------      --------
  Income from operations............    5,541     6,366      7,539     12,705       16,325       16,109           879
  Other expense (income)............      200       373        672        934         (842)        (267)       (2,110)
                                      -------   -------   --------   --------     --------     --------      --------
  Income before provision for income
    taxes and minority interest.....    5,341     5,993      6,867     11,771       17,167       16,376         2,989
  Provision for income taxes........    1,436     1,235      1,490      2,444        7,278        6,015         5,493
  Minority interest.................      127       176        252        158           82           82            --
                                      -------   -------   --------   --------     --------     --------      --------
  Net income (loss).................  $ 3,778   $ 4,582   $  5,125   $  9,169     $  9,807     $ 10,279      $ (2,504)
                                      =======   =======   ========   ========     ========     ========      ========
  Pro forma incremental income tax provision (benefit)(c)....................     $   (764)    $     57      $ (1,417)
                                                                                  --------     --------      --------
  Pro forma net income (loss)................................................     $ 10,571     $ 10,222      $ (1,087)
                                                                                  ========     ========      ========
  Pro forma diluted earnings (loss) per share................................     $   0.33     $   0.33      $  (0.03)
                                                                                  ========     ========      ========
  Diluted weighted average shares outstanding................................       32,029       30,872        34,172


                                                                        AS OF
                                                                 SEPTEMBER 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(D)
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA(A):
  Cash and cash equivalents.................................  $ 65,459      $110,779
  Working capital...........................................    99,274       144,594
  Total assets..............................................   178,986       224,306
  Total shareholders' equity................................   125,704       171,024


-------------------------
(a) See introduction to "Selected Financial Data" for discussion of entities and periods combined.

(b) For the nine months ended September 30, 1998, consists of approximately $12.7 million in transaction costs related to the acquisitions of Costello and Claremont and approximately $15.6 million related primarily to the write-down of certain assets which Claremont determined, prior to June 30, 1998, were no longer realizable. For the year ended December 31, 1997, consists of approximately $1.6 million in transaction costs related to the acquisition of Synergy.

(c) The pro forma adjustments for the incremental income tax provision (benefit) reflect the additional provision (benefit) for Federal and state income taxes at the effective income tax rate as if the applicable companies' Subchapter S elections had been revoked prior to January 1, 1997, and the companies had been taxed as C corporations.


(d) As adjusted to give effect to the sale by the Company of 1,635,000 shares of common stock and the receipt of the estimated net proceeds from such sale. See "Use of Proceeds."

                                  RISK FACTORS

     Before you invest in our common stock, you should understand that making such an investment involves various risks. You should carefully consider these risk factors as well as all of the other information contained in this prospectus before you decide to purchase shares of our common stock. You should also consider these risk factors when you read "forward-looking" statements elsewhere in this prospectus. You can identify forward-looking statements by the words "anticipate," "believe," "estimate," "expect" or "intend" and similar expressions. These forward-looking statements are only predictions. They are subject to a number of risks and uncertainties, including the risks described in this section, changes in the United States and world economic and political conditions, changes in technology and changes in the IT marketplace. In light of the many risks and uncertainties surrounding us and the IT marketplace, you should keep in mind that we cannot guarantee that these forward-looking statements will prove to be true.

FAILURE TO RECRUIT, TRAIN AND RETAIN SKILLED IT PROFESSIONALS COULD INCREASE COSTS OR LIMIT GROWTH

     We need to recruit and retain highly trained professionals in order to deliver our IT services to our clients. Our continued success depends upon our ability to attract, develop, motivate and retain highly skilled IT professionals and project managers with the technical skills and experience necessary to deliver our services to our clients. The qualified IT professionals we require are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. We cannot be certain that we will be able to attract or retain the IT professionals that we seek.

FAILURE TO PROPERLY MANAGE ACQUISITIONS COULD ADVERSELY AFFECT OUR BUSINESS

     We have expanded, and plan to continue to expand, our operations through the acquisition of additional businesses that complement our core skills and have the potential to increase our overall value. We may not be able to continue to identify and acquire businesses with which we are compatible. Acquisitions involve a number of special risks, including:

       - Diversion of management's attention;

       - Potential failure to retain key acquired personnel;

       - Assumption of unanticipated legal liabilities and other problems;

       - Difficulties integrating systems, operations and cultures;

       - Amortization of acquired intangible assets; and

       - Potential dilution of earnings per share.

     Since our initial public offering in March 1997, we have made three major acquisitions. We may not be able to profitably manage these acquired businesses or successfully integrate any acquired businesses without substantial expense, delay or other operational or financial problems. Our reputation is a valuable asset and performance problems and client dissatisfaction with an acquired firm could adversely affect our reputation. In addition, we cannot be certain that an acquired business will achieve anticipated revenues and earnings. Failure to manage our acquisition strategy successfully could have an adverse effect on our business.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     Our revenues and operating results can vary from quarter to quarter depending on a number of factors, including:

       - The timing and number of client projects commenced and completed during a quarter;

       - The number of working days in a quarter;

       - Employee hiring, attrition and utilization rates;

       - Progress on fixed-price projects during a quarter;

       - The consummation of acquisitions;

       - The ability of clients to terminate engagements without penalty;

       - The size and scope of assignments; and

       - General economic conditions.

     Because a high percentage of our expenses are fixed, such as personnel and facilities costs, a variation in revenues may cause a significant variation in our quarterly operating results and could result in losses. Also, our costs periodically increase due to the hiring of new employees and the making of strategic investments in infrastructure in anticipation of future opportunities for revenue growth.

IMPACT OF GOVERNMENT REGULATION OF IMMIGRATION COULD LIMIT GROWTH

     We recruit IT professionals globally to create a workforce that can be deployed wherever required by our clients. As a result, we must comply with the immigration laws in the countries in which we operate, particularly the United States. As of September 30, 1998, approximately 25% of our worldwide workforce was working under H-1B temporary work permits in the United States. Government regulation limits the number of new H-1B permits that may be approved in a fiscal year. If the limit is reached in any year, we may not be able to recruit enough IT professionals to meet our personnel requirements. This could materially affect our business. Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concern over the level of legal and illegal immigration into the United States. These concerns have often resulted in proposals aimed at reducing the number of work permits that may be issued. Any change making it more difficult for us to hire foreign nationals, or limiting our ability to retain foreign employees, could require us to incur additional unexpected labor costs and other expenses.

OUR FIXED-PRICE PROJECTS CONTAIN COST OVERRUN RISKS

     We undertake certain projects on a fixed-price basis, as distinguished from billing on a time-and-materials basis. We realized approximately 16% of our revenues from fixed-price projects during the nine month period ended September 30, 1998. Significant cost overruns can occur if we fail to:

       - Adequately estimate the resources required to complete a project;

       - Properly determine the scope of an engagement; or

       - Complete our contractual obligation in a manner consistent with the project plan.

     The potential for cost overruns may be heightened if we act as a subcontractor on a fixed-price project, because we have a limited ability to control project variables and to negotiate directly with the ultimate client. We cannot be certain that any of our existing or future fixed-price projects will be profitable.

INCREASING SIGNIFICANCE AND RISKS OF NON-U.S. OPERATIONS

     Our international consulting and offshore software development operations accounted for approximately 12% of our total revenues for the nine month period ended September 30, 1998. Our international operations and international business activities are subject to the following risks:

       - Unexpected changes in regulatory environments;

       - Foreign currency fluctuations;

       - Tariffs and other trade barriers;

       - Difficulty in managing international operations;

       - Potential foreign tax consequences, including repatriation of earnings;

       - Burden of complying with a wide variety of foreign laws and regulations;

       - Unexpected changes in the local and regional political climate and the possible reaction to those changes by the international community, including economic sanctions;

       - Risk of increased duties, taxes and governmental royalties; and

       - Changes in laws and policies governing operations of foreign-based companies.

     Our international operations greatly depend upon business and technology transfer laws and related restrictions and upon continued development of technology infrastructure. We cannot be certain that our international operations will continue to be profitable or support our growth strategy.

DEMAND FOR YEAR 2000 SERVICES WILL DECREASE

     During the nine month period ended September 30, 1998, we realized approximately 16% of our total revenues from Year 2000 engagements. We expect the number of Year 2000 engagements and revenues derived from such engagements to peak prior to calendar year 2000 as companies become Year 2000 compliant. To maintain our current level of operations, we will need to obtain revenue from other sources and types of engagements to replace the revenue lost due to the decline in Year 2000 engagements.

EXPOSURE TO REGULATORY, POLITICAL AND GENERAL ECONOMIC CONDITIONS IN INDIA

     A significant element of our business strategy is to expand our offshore software development centers in Bangalore and Chennai, India. As of September 30, 1998, approximately 25% of our workforce was located in India. We benefit directly from certain incentives provided by the Indian government to encourage foreign investment, including tax holidays (temporary exemptions from taxation on operating income) and liberalized import and export duties. If the Indian government changes any of these incentives, it could negatively impact the profitability of our Indian operations.

     Although wage costs in India are significantly lower than in the United States and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the United States. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Changes in interest rates, inflation rates, tax rates and policies, or other social, political, economic or diplomatic developments affecting India in the future could have an adverse effect on our business.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS

     The IT services industry is highly competitive, undergoing consolidation and is served by many national, regional and local firms, all of which are either existing or potential competitors. Our primary competitors include Cambridge Technology Partners, Inc., IMR Global Corp., Keane, Inc., Whittman-Hart, Inc. and participants within a variety of market segments, including:

       - Large accounting firms;

       - Implementation firms;

       - Software applications firms;

       - Service groups of computer equipment companies;

       - General management consulting firms; and

       - Programming companies and temporary staffing firms.

     Many of these competitors have substantially greater resources and greater name recognition than we do. In addition, there are relatively few barriers to entry into our markets. We have faced, and we expect to continue to face, additional competition from new entrants into our markets. In addition, clients may increase their use of internal IT resources to satisfy their applications solutions needs instead of engaging us. Each of these competitive factors may limit our ability to increase prices commensurate with increases in labor costs which could result in reduced margins. We cannot be certain that we will be able to compete successfully with existing or new competitors.

OUR CONTRACTS ARE SHORT-TERM AND CONTAIN TERMINATION PROVISIONS

     A typical contract with our clients has a term of one-to-three years. A client may choose not to renew its contract when it terminates. Under our contracts, clients may unilaterally reduce the use of our services with little or no notice and without penalty. If we are unable to retain our existing clients, our business could be adversely affected. An unanticipated termination of a major project could result in a loss of revenues and could require us to pay a number of unassigned IT professionals until new engagements can be obtained. In the alternative, we could also be forced to terminate unassigned IT professionals.

FAILURE TO PROPERLY MANAGE GROWTH COULD ADVERSELY AFFECT OUR BUSINESS

     As a result of our internal growth and acquisition strategy, we have experienced a rapid increase in the number of branch locations, the number of employees and revenues. This rapid growth has placed significant demands on our managerial, administrative and operational resources. Effective management of our growth will require us to continue to improve our operational, financial and other management processes and systems and to quickly and efficiently integrate acquired businesses. We cannot be sure that we will continue to grow or that we will be able to manage our growth.

POSSIBLE WRITE-OFF OF COMPUTER SOFTWARE DEVELOPMENT COSTS COULD ADVERSELY AFFECT OUR BUSINESS

     Prior to its acquisition by CBSI, Claremont wrote off approximately $8.3 million of capitalized software development costs related to the Premost and Clarety software modules. We have remaining net capitalized software development costs relating to the Clarety module of $4.6 million as of September 30, 1998. If remaining capitalized software development costs exceed the potential revenue that we can derive from the software, we would be required under generally accepted accounting principles to immediately write-off the excess amount. The amount of the write-off in any particular period may be as much as the total amount of capitalized software development costs then carried on our balance sheet and could have an adverse effect on our business.

LOSS OF KEY EXECUTIVES COULD ADVERSELY AFFECT OUR BUSINESS

     The efforts and abilities of Rajendra B. Vattikuti, Timothy S. Manney and our Executive and Regional Vice Presidents are important to our continued success. We have employment agreements with Messrs. Vattikuti and Manney with terms of five and three years, respectively. These agreements contain noncompetition covenants that extend for a period of one year following termination of employment and nondisclosure covenants. However, such agreements do not guarantee that Messrs. Vattikuti and Manney will continue to be employed. The loss of the services of either of these key executives for any reason could have an adverse effect on our business. We have tried to reduce some of this risk by maintaining key-man life insurance on Mr. Vattikuti in the amount of $2.0 million. In the event of Mr. Vattikuti's death, we would be paid that sum to offset the financial effect of his death. These insurance proceeds may not be adequate for that purpose.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

     Our success depends in part upon certain methodologies we utilize in providing IT services to our clients. We have not registered copyrights to such methodologies, which may impair our ability to protect these methodologies. We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property.

     We enter into confidentiality agreements with our employees and limit the distribution of proprietary information. However, we cannot be sure that these steps will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights.

     The laws of certain foreign countries in which our products are, or may be, developed or sold may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. This lack of protection may impair our ability to adequately protect our intellectual property.

     Although we do not believe that our products infringe on the rights of third parties, third parties may nevertheless make infringement claims against us in the future. Such claims may result in costly litigation or require us to obtain a license for such intellectual property rights.

VOLATILITY OF STOCK PRICE

     Our common stock was first publicly traded on March 5, 1997 and has traded from a low of $4 3/8 per share to a high of $41 15/16 per share. The market price of our common stock is likely to continue to fluctuate substantially due to a variety of factors, including:

       - Quarterly fluctuations in results of operations;

       - Adverse circumstances affecting the introduction or market acceptance of new products and services;

       - Announcements of new products and services by competitors;

       - Changes in the IT environment;

       - Changes in earnings estimates by analysts;

       - Changes in accounting principles;

       - Sales of common stock by existing holders;

       - Announcement and market acceptance of acquisitions;

       - Loss of key personnel; and

       - Worldwide economic and political conditions.

     The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even if minor, could adversely affect the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted. Any securities class action litigation could result in substantial costs and a diversion of management's attention and resources.

OUR PRESIDENT'S STOCK OWNERSHIP PROVIDES SUBSTANTIAL CONTROL OVER OUR COMPANY


     Immediately after completion of this offering, Mr. Vattikuti will beneficially own approximately 24.3% of our outstanding shares of common stock. As a result, Mr. Vattikuti will retain the voting power to exercise significant control over the election of directors and other matters requiring a vote of shareholders. Such a concentration of ownership may delay or prevent a change in control and may impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over then current market prices.


POTENTIAL LIABILITY TO CLIENTS

     Many of our engagements, including Year 2000 projects, involve projects that are critical to the operation of our clients' businesses and provide benefits that may be difficult to quantify. We attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts in rendering our services. We cannot be sure that our attempts to limit liability will be successful. If we fail to meet a client's expectations in the execution of our services, it could result in an adverse change to our client's operations. This could give rise to claims against us or damage our reputation, which could adversely affect our business.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND MICHIGAN LAW COULD DETER TAKEOVER ATTEMPTS

     Our articles of incorporation and bylaws and the Michigan Business Corporation Act include provisions that may have anti-takeover effects and may delay or prevent a takeover attempt that shareholders might consider in their best interests. Our board of directors is divided into three classes and each director is elected to serve staggered three-year terms. Our articles provide for issuance of up to 1,000,000 shares of preferred stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the board of directors without any vote or action by the shareholders. The existence of this "blank-check" preferred stock could make it more difficult to obtain control of our Company.

SIGNIFICANT UNALLOCATED NET PROCEEDS

     We have not designated any of the anticipated net proceeds that we will receive from this offering for a specific use. Therefore, the board of directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                              RECENT DEVELOPMENTS


     On February 2, 1999, we announced the results of operations for the quarter ended December 31, 1998. Revenue for the fourth quarter was approximately $104.0 million. Net income for the quarter was approximately $9.2 million and fully diluted earnings per share were $0.25.



     For the twelve month period ended December 31, 1998, revenues were approximately $376.6 million. Pro forma net income and fully diluted earnings per share were approximately $8.1 million and $0.22, respectively. Included in net income for the twelve month period ended December 31, 1998 is $28.3 million ($22.0 million after-tax) of merger costs and other charges to writedown certain capitalized software and other long-term assets which management determined were no longer realizable.


                                USE OF PROCEEDS


     The net proceeds from the sale of the 1,635,000 shares of common stock offered by us will be approximately $45.3 million (approximately $62.9 million if the underwriters' over-allotment option is exercised in full) at an offering price of $31 per share and after deducting underwriting fees, estimated offering expenses and other related fees. We will not receive any proceeds from the sale of common stock by the selling shareholders.


     We expect to use the net proceeds from this offering for:

       - Continued expansion of existing U.S. branches and development centers;

       - Expansion of our offshore software development operations;

       - Development of new service lines;

       - Possible acquisitions of related businesses; and

       - General corporate purposes, including working capital.

     Although we actively seek to acquire related businesses, we currently have no understandings, commitments or agreements to make any acquisitions. The amounts actually spent by us may vary significantly and will depend on a number of factors, including our future revenues and the other factors described under "Risk Factors." Accordingly, our management has broad discretion in the allocation of the net proceeds. Pending such uses, the proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities. The principal purposes of this offering are to increase our financial flexibility and provide working capital to fund our growth strategy.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol CBSI. The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the Nasdaq National Market.


                                                                  PRICE RANGE OF
                                                                   COMMON STOCK
                                                                -------------------
                                                                  HIGH        LOW
Year Ended December 31, 1997:
  First Quarter (From March 5, 1997)........................    $ 6         $ 4 3/8
  Second Quarter............................................    $12 11/16   $ 4 5/16
  Third Quarter.............................................    $15 7/8     $11 15/16
  Fourth Quarter............................................    $21 7/16    $14 1/4
Year Ended December 31, 1998:
  First Quarter.............................................    $35 7/8     $19 3/8
  Second Quarter............................................    $41 15/16   $23 1/2
  Third Quarter.............................................    $37 3/8     $15 1/8
  Fourth Quarter............................................    $33 3/4     $15 3/8
Year Ended December 31, 1999:
  First Quarter (through February 3, 1999)..................    $33 3/4     $28 1/4



     On February 3, 1999, the reported last sales price of the common stock was $31 7/16 per share.


     Since our initial public offering we have not paid cash dividends on our common stock. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the five years ended December 31, 1997, are derived from CBSI's Consolidated Financial Statements and related Notes thereto. The selected financial data as of and for each of the interim periods ended September 30, 1998 and 1997, are derived from Unaudited Condensed Consolidated Financial Statements of CBSI which, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the interim periods, and all such adjustments are of a normal, recurring nature. The results of operations for the interim period ended September 30, 1998, are not necessarily indicative of the results to be expected for any other interim period or for the full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Unaudited Condensed Consolidated Financial Statements and related Notes thereto appearing elsewhere in this prospectus.

     On November 20, 1997, January 27, 1998 and July 24, 1998, CBSI closed merger agreements with Synergy Software, Inc. ("Synergy"), c.w. Costello & Associates, inc. ("Costello"), and Claremont Technology Group, Inc. ("Claremont"), respectively. The acquisitions were accounted for by the pooling of interests method and accordingly, the consolidated balance sheets, statements of income, cash flows and shareholders' equity and all financial information of CBSI included in this prospectus have been retroactively restated.

     CBSI, Synergy and Costello had fiscal years ending December 31 and Claremont had a fiscal year ending June 30. The statement of income data presented below for the five years ended December 31, 1997, combine CBSI's, Synergy's and Costello's results for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, with Claremont's results for the years ended June 30, 1997, 1996, 1995, 1994 and 1993, respectively. The statement of income data for the nine month period ended September 30, 1997, combine CBSI's, Synergy's and Costello's results for the nine month period ended September 30, 1997, with Claremont's results for the nine month period ended March 31, 1997. The statement of income data for the nine month period ended September 30, 1998, combine all four companies' results for the nine month period ended September 30, 1998. The balance sheet data as of December 31, 1997, 1996, 1995, 1994 and 1993 combine CBSI's, Synergy's and Costello's balance sheets as of December 31, 1997, 1996, 1995, 1994 and 1993, with Claremont's balance sheet as of June 30, 1997, 1996, 1995, 1994 and 1993, respectively. The balance sheet data as of September 30, 1998, combine all four companies' balance sheets as of that date. The balance sheet data as of September 30, 1997 combine CBSI's, Synergy's and Costello's balance sheets as of September 30, 1997, with Claremont's balance sheet as of March 31, 1997.

\

                                                                                                   NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                        SEPTEMBER 30,
                                      ------------------------------------------------------   -------------------------
                                       1993      1994       1995       1996         1997         1997          1998
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues..........................  $73,164   $93,416   $125,378   $182,632     $261,282     $188,185      $272,554
  Cost of revenues..................   52,063    66,761     88,110    126,247      178,780      126,422       180,503
                                      -------   -------   --------   --------     --------     --------      --------
  Gross profit......................   21,101    26,655     37,268     56,385       82,502       61,763        92,051
  Selling, general and
    administrative expenses.........   15,560    20,289     29,729     43,569       64,618       45,654        62,922
  Merger costs and other(a).........       --        --         --        111        1,559           --        28,250
                                      -------   -------   --------   --------     --------     --------      --------
  Income from operations............    5,541     6,366      7,539     12,705       16,325       16,109           879
  Other expense (income)............      200       373        672        934         (842)        (267)       (2,110)
                                      -------   -------   --------   --------     --------     --------      --------
  Income before provision for income
    taxes and minority interest.....    5,341     5,993      6,867     11,771       17,167       16,376         2,989
  Provision for income taxes........    1,436     1,235      1,490      2,444        7,278        6,015         5,493
  Minority interest.................      127       176        252        158           82           82            --
                                      -------   -------   --------   --------     --------     --------      --------
  Net income (loss).................  $ 3,778   $ 4,582   $  5,125   $  9,169     $  9,807     $ 10,279      $ (2,504)
                                      =======   =======   ========   ========     ========     ========      ========
  Pro forma incremental income tax provision (benefit)(b)....................     $   (764)    $     57      $ (1,417)
                                                                                  --------     --------      --------
  Pro forma net income (loss)................................................     $ 10,571     $ 10,222      $ (1,087)
                                                                                  ========     ========      ========
  Pro forma diluted earnings (loss) per share................................     $   0.33     $   0.33      $  (0.03)
                                                                                  ========     ========      ========
  Diluted weighted average shares outstanding................................       32,029       30,872        34,172

                                                        AS OF DECEMBER 31,                        AS OF SEPTEMBER 30,
                                      ------------------------------------------------------   -------------------------
                                       1993      1994       1995       1996         1997         1997          1998
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.........  $ 2,415   $ 3,308   $  1,603   $  4,463     $ 72,698     $ 72,351      $ 65,459
  Working capital...................    5,354     8,537     12,690     17,906      101,106      103,160        99,274
  Total assets......................   23,429    31,555     40,895     68,281      168,240      163,025       178,986
  Revolving credit facility and
    long-term debt..................    4,496     6,717      8,770     17,348        4,958        7,774            --
  Total shareholders' equity........    9,491    13,490     17,738     28,724      125,326      126,904       125,704

-------------------------
(a) For the nine months ended September 30, 1998, consists of approximately $12.7 million in transaction costs related to the acquisitions of Costello and Claremont and approximately $15.6 million related primarily to the write-down of certain assets which Claremont determined, prior to June 30, 1998, were no longer realizable. For the year ended December 31, 1997, consists of approximately $1.6 million in transaction costs related to the acquisition of Synergy.

(b) The pro forma adjustments for the incremental income tax provision (benefit) reflect the additional provision (benefit) for Federal and state income taxes at the effective income tax rate as if the applicable companies' Subchapter S elections had been revoked prior to January 1, 1997, and the companies had been taxed as C corporations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following section should be read in conjunction with our Financial Statements and related Notes appearing elsewhere in this prospectus. With the exception of statements regarding historical matters and statements regarding our current status, certain matters discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements that involve substantial risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate," "believe," "estimate," "expect" or "intend" and similar expressions. Our actual results, performance or achievements could differ materially from these forward-looking statements. Factors that could cause or contribute to such material differences include our failure to recruit and retain IT professionals, risks related to our acquisition strategy, variability of operating results, government regulation of immigration, potential cost overruns on fixed-price projects, increasing significance of non-U.S. operations, decreasing demand for Year 2000 services, exposure to regulatory, political and economic conditions in India, competition in the IT services industry, and other factors discussed in "Risk Factors."

OVERVIEW

     Complete Business Solutions, Inc. provides IT services worldwide, offering clients flexible global delivery capabilities. CBSI's strategy is to establish long-term client relationships and to secure additional engagements with existing clients by providing quality services and being responsive to client needs. For each of the past five years and for the nine month period ended September 30, 1998, over 80% of CBSI's revenues were generated from existing clients from the previous comparable period.

     CBSI offers its clients a broad range of IT services, from advising them on IT business strategy and strategic technology plans to developing and implementing appropriate IT applications solutions through its partnership sourcing approach.

     CBSI's service offerings include: (1) IT consulting; (2) large systems applications development and maintenance; (3) reengineering legacy applications to client/server technology; (4) client/server applications development; (5) packaged software implementation; (6) Year 2000 conversion and testing services; and (7) contract programming services. CBSI's emerging technology service offerings include: (1) data warehousing solutions; (2) electronic commerce solutions; and (3) network services to support enterprise-wide applications such as sales force automation and Internet/intranet development. CBSI generally assumes responsibility for project management and may bill the client on either a time-and-materials or fixed-price basis, although such projects are generally billed on a time-and-materials basis. Contract programming services are typically provided as a member of a project team working under the direct supervision of the client, billed on a time-and-materials basis, and have lower gross profit margins than other service offerings. CBSI continues to shift its business away from contract programming services towards higher margin service offerings.

     CBSI recognizes revenues on time-and-materials engagements as the services are performed. On fixed-price engagements, CBSI recognizes revenues under the percentage of completion method. For the nine month period ended September 30, 1998, approximately 16% of total revenues were generated from fixed-price engagements.

     CBSI's most significant cost is project personnel cost, which consists primarily of salaries, wages and benefits for its IT professionals. CBSI strives to maintain its gross profit margin by controlling project costs and offsetting increases in salaries and benefits with increases in billing rates. CBSI uses a human resource allocation team to ensure that IT professionals are quickly placed on assignments to minimize nonbillable time and are placed on assignments that use their technical skills and allow for maximum billing rates. CBSI has realized higher gross profit margins from its shift away from contract programming services and from its shift to offshore projects in India, where the personnel cost of IT professionals is lower as a percentage of professional service fees. This benefit is partially offset due to additional coordination efforts and costs for offshore projects.

     In an effort to sustain its growth and profitability, CBSI has made and continues to make substantial investments in infrastructure, including: (1) software development centers in the United States, Canada, India and the Philippines; (2) global recruiting and training centers in the United States and India; (3) system methodologies; (4) a geographically dispersed branch management structure; and (5) internal systems.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of income data as a percentage of revenues:

                                                                           NINE MONTHS
                                                     YEARS ENDED              ENDED
                                                     DECEMBER 31,         SEPTEMBER 30,
                                               -----------------------    --------------
                                               1995     1996     1997     1997     1998
Revenues...................................    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues...........................     70.3     69.1     68.4     67.2     66.2
                                               -----    -----    -----    -----    -----
Gross profit...............................     29.7     30.9     31.6     32.8     33.8
Selling, general and administrative
  expenses.................................     23.7     23.8     24.8     24.2     23.1
Merger costs and other.....................       --      0.1      0.6       --     10.4
                                               -----    -----    -----    -----    -----
Income from operations.....................      6.0%     7.0%     6.2%     8.6%     0.3%

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO SEPTEMBER 30, 1997

     Revenues. CBSI's revenues increased 45% to $272.6 million for the nine month period ended September 30, 1998 from $188.2 million for the comparable period in 1997. This growth in revenues is primarily attributable to increases in CBSI's IT professional workforce, increases in average billing rates, further expansion of CBSI's international operations and additional services provided to existing clients. CBSI's IT professional workforce increased 36% for the nine month period ended September 30, 1998 from the comparable period in 1997. Revenues from international operations, principally offshore development centers, increased 182% to $31.4 million for the nine month period ended September 30, 1998 from $11.2 million for the comparable period in 1997. Revenues from existing clients increased $59.7 million for the nine month period ended September 30, 1998, over the comparable period in 1997.

     Gross Profit. Gross profit consists of revenues less cost of revenues. Cost of revenues consists primarily of salaries (including nonbillable and training time), benefits, travel and relocation for IT professionals. In addition, cost of revenues includes depreciation and amortization, direct facility costs and contractual services. Gross profit increased 49% to $92.1 million for the nine month period ended September 30, 1998 from $61.8 million for the comparable period in 1997. This increase is primarily attributable to increases in CBSI's IT professional workforce and average U.S. billing rates, as well as the continued expansion of CBSI's offshore development centers. Gross profit as a percentage of revenues increased to 33.8% for the nine month period ended September 30, 1998 from 32.8% for the comparable period in 1997. This increase in gross profit as a percentage of revenues is primarily attributable to CBSI's continued strategic shift of its business toward higher margin service offerings and the increasing utilization and expansion of CBSI's offshore development centers which operate at higher gross profit and operating margins. For the nine month period ended September 30, 1998, 12% of revenues were generated from contract programming services, as compared with 18% for the comparable period in 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs associated with CBSI's direct selling and marketing efforts, human resources and recruiting departments, administration and indirect facility costs. Selling, general and administrative expenses increased 38% to $62.9 million for the nine month period ended September 30, 1998 from $45.7 million for the comparable period in 1997. This increase resulted from the continued expansion of CBSI's direct selling and marketing effort, further enhancement of the infrastructure, and other general overhead cost increases necessary to support CBSI's continued revenue growth. As a percentage of revenues, selling, general and administrative expenses decreased to 23.1% for the nine month period ended September 30, 1998 from 24.2% for the comparable period in 1997, as CBSI continued to leverage its existing infrastructure.

     Other Expense (Income). Other expense (income) represents interest earned on cash equivalents, net of interest expense on borrowings. Other income for the nine month period ended September 30, 1998 was $2.1 million, as compared to $0.3 million for the comparable period in 1997. This change is primarily due to reduced interest expense, resulting from the repayment of CBSI's outstanding debt in 1997, the repayment of Costello's and Claremont's debt in 1998 and interest earned from the investment of net proceeds from CBSI's and Claremont's public offerings of common stock in fiscal 1997.

1997 COMPARED TO 1996

     Revenues. CBSI's revenues increased 43% to $261.3 million in 1997 from $182.6 million in 1996. This growth in revenues is primarily attributable to increases in CBSI's IT professional workforce, increases in average billing rates, further expansion of CBSI's international operations and additional services provided to existing clients. Revenues from international operations, principally offshore development centers, increased 131% to $18.6 million in 1997 from $8.1 million in the previous year. Revenues from existing clients increased $52.2 million in 1997 from the previous year.

     Gross Profit. Gross profit increased 46% to $82.5 million in 1997 compared to $56.4 million in 1996. This increase in gross profit is primarily attributable to increases in CBSI's IT professional workforce and average U.S. billing rates, as well as the continued expansion of CBSI's offshore development centers. Gross profit as a percentage of revenues was 31.6% in 1997 and 30.9% in 1996. Increases in gross profit as a percentage of revenues resulting from CBSI's continued strategic shift of its business toward higher margin service offerings and the increasing utilization and expansion of CBSI's offshore development centers which operate at higher gross profit and operating margins, were partially offset by non-recurring deferred compensation arrangements, bonuses and taxes related to the acquisition of Costello.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 48% to $64.6 million in 1997 from $43.6 million in 1996. This increase resulted from the continued expansion of CBSI's direct selling and marketing effort, further enhancement of infrastructure, and other general overhead cost increases necessary to support CBSI's continued revenue growth. Selling, general and administrative expenses represented 24.8% and 23.8% of revenues in 1997 and 1996, respectively.

     Other Expense (Income). Other income for 1997 was $0.8 million, as compared to other expense of $0.9 million in 1996. This change is primarily due to reduced interest expense, resulting from the repayment of outstanding debt during the first quarter of 1997, and interest earned from the investment of net proceeds from CBSI's and Claremont's public offerings of common stock in fiscal 1997.

1996 COMPARED TO 1995

     Revenues. CBSI's revenues increased 46% to $182.6 million in 1996 from $125.4 million in 1995. This growth in revenues is primarily attributable to additional services provided to existing clients and the expansion of CBSI's client base. Revenues from existing clients in 1996 increased $34.4 million over revenues from those clients during 1995. Revenues from CBSI's international operations increased to $8.1 million in 1996 from $5.1 million in 1995.

     Gross Profit. Gross profit increased 51% to $56.4 million in 1996 from $37.3 million in 1995. This increase in gross profit is attributable primarily to the expansion of CBSI's client base, and the impact of CBSI incurring $3.0 million in excess personnel costs, primarily in 1995, to meet the demands of a fixed-price project (the "Fixed-Price Project") to design and develop a human services and child enforcement system for a state government. Gross profit as a percentage of revenues increased to 30.9% in 1996 from 29.7% in 1995. This increase is due primarily to billing rate increases partially offset by salary increases to IT professionals in 1996 and the impact of the Fixed-Price Project on 1995 results.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 47% to $43.6 million in 1996 from $29.7 million in 1995. This increase resulted from expenses incurred to build and enhance the infrastructure necessary to support CBSI's continued revenue growth. As a percentage of revenues, selling, general and administrative expenses represented 23.8% in 1996 and 23.7% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     CBSI generally funds its operations and working capital needs through internally generated funds, periodically supplemented by borrowings under CBSI's revolving credit and long-term debt facilities with commercial banks. CBSI's cash provided by operating activities was $12.7 million, $2.0 million and $1.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. During the nine month period ended September 30, 1998, cash provided by operating activities was $14.9 million, primarily due to improved operating margins, offset by the payment of costs associated with CBSI's acquisitions of Costello in January 1998 and Claremont in July 1998.

     The principal use of cash for investing activities during the three years ended December 31, 1997 and the nine month period ended September 30, 1998 was for the purchase of property and equipment, primarily as part of the development and enhancement of CBSI's offshore software development centers and the investment in internally developed computer software.


     Historically, borrowings and repayments under CBSI's revolving credit facilities represented the most significant components of cash provided or used by financing activities. Under an arrangement with a commercial bank, CBSI may borrow an amount not to exceed $21.0 million with interest at the bank's prime interest rate, or the LIBOR rate plus 1 1/4%. The borrowings under this facility are short-term, payable on demand and are secured by trade accounts receivable and equipment of CBSI. All outstanding borrowings under the revolving credit facility as of March 5, 1997 were repaid from proceeds of CBSI's initial public offering. As of September 30, 1998, there were no borrowings outstanding under this facility.

     Net cash provided by financing activities for the nine month period ended September 30, 1997 of $73.3 was primarily due to CBSI and Claremont realizing net proceeds of $88.9 million from the issuances of their common stock in fiscal 1997, principally in their initial public and follow-on offerings.

     A significant use of cash by financing activities was the partial distribution of previously undistributed S corporation earnings following the terminations of the companies' S corporation status.

     The international operations of CBSI, principally the offshore development centers, accounted for 11.5%, 7.1%, 4.4%, and 4.1% of CBSI's total revenues for the nine month period ended September 30, 1998 and for the years 1997, 1996 and 1995, respectively. Most of CBSI's revenues are billed in U.S. dollars. CBSI recognizes transaction gains and losses in the period of occurrence. Foreign currency fluctuations in 1997, 1996 and 1995 and the nine month period ended September 30, 1998 did not have a material impact on income from operations as currency fluctuations on revenue denominated in a foreign currency were offset by currency fluctuations on expenses denominated in a foreign currency. There were no material operating trends or effects on liquidity as a result of fluctuations in the functional currency. CBSI does not generally use any types of derivatives to hedge against foreign currency fluctuations, nor does it speculate in foreign currency.

     Inflation did not have a material impact on CBSI's revenues or income from operations in 1997, 1996 and 1995, or the nine month period ended September 30, 1998.

     CBSI is currently in the process of evaluating its information technology infrastructure for Year 2000 compliance. CBSI does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. CBSI does not anticipate any material disruption in its operations as a result of any failure to be in compliance. CBSI does not currently have any information concerning Year 2000 compliance status of its suppliers and clients. In the event that any of CBSI's significant suppliers or clients do not successfully and timely achieve Year 2000 compliance, CBSI's business or operations may be adversely affected.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. CBSI will be required to adopt the new standard for the year ended December 31, 1998, although early adoption is permitted. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way CBSI's management organizes segments within CBSI for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. CBSI believes adoption of this statement during 1998 will result in no significant changes to the financial statements.

                                    BUSINESS

SUMMARY

     Complete Business Solutions, Inc. is a leading provider of information technology services offering clients flexible delivery capabilities through a focused partnership sourcing approach. We offer clients a broad range of IT services, from advising them on IT business strategy and strategic technology plans to developing and implementing appropriate IT applications solutions. We are a single-source provider of a broad range of IT services, including: (1) IT consulting; (2) large systems applications development and maintenance; (3) reengineering legacy applications to client/server technology; (4) client/server applications development; (5) packaged software implementation, such as ERP; (6) year 2000 conversion and testing services; and (7) contract programming services.

     We apply industry-specific IT consulting services to a wide range of leading technology platforms and perform these services in a variety of emerging computing environments. Our emerging technology service offerings include: (1) data warehousing solutions; (2) electronic commerce solutions; and (3) network services to support enterprise-wide applications such as sales force automation and Internet/intranet development. We believe that our broad and expanding range of services minimizes our dependence on any single technology, enables us to serve as a single-source provider for our clients' IT applications needs and provides us with the ability to cross-sell our services to existing clients.

     We offer flexible, cost-effective project delivery capabilities by providing our clients a choice among any combination of the following options:
(1) onsite at the client facility; (2) offsite at one of our eight development facilities in the U.S. and Canada; or (3) offshore at one of our three development facilities in India and the Philippines. We have been developing our extensive offshore infrastructure since 1992 and believe that it is one of the largest in the industry. Our ability to deliver services globally is enhanced by our local branch management and recruiting infrastructure, consisting of a geographically dispersed network of 25 branch offices and 135 sales and account managers. Our local branch infrastructure allows us to demonstrate our commitment to each market and enhances our ability to attract locally based clients and consultants.

     Our flexible delivery capabilities enable our clients to determine their degree of project involvement and to control the costs and speed of project delivery, consistent with our team-focused partnership sourcing approach. Under this approach, we seek to establish a long-term relationship with our clients by serving as a virtual extension of their organizations. Proven, innovative methodologies combined with highly competent IT professionals enable us to deliver flexible, team-oriented solutions to meet our clients' expectations.

     Our goal is to become the preferred, single-source provider of IT services to an expanding base of clients by establishing teams that quickly and cost effectively provide strong industry-specific IT applications solutions. To achieve this goal, our strategy is to:

       - Support each service offering with our program management team to create new opportunities and leverage existing relationships;

       - Capitalize on the marketing and development efforts of six vertically focused industry solutions groups;

       - Expand the breadth and depth of our technical capabilities through a continued evaluation of emerging technologies and development of industry solutions;

       - Expand our branch infrastructure, both domestically and internationally, and capitalize on our significant investment in offsite and offshore development centers;

       - Create virtual partnerships with our clients to provide them with a broad range of IT solutions and create cross-selling opportunities; and

       - Seek acquisitions that complement our core skills or expand our geographic reach and have the potential to increase our overall value.

THE IT SERVICES INDUSTRY

     Heightened competition, deregulation, globalization and rapid technological advances are forcing organizations to make fundamental changes in their business processes. These pressures have compelled organizations to improve the quality of products and services, shorten time to market, reduce costs and strengthen client relationships. Increasingly, organizations address these issues by using IT solutions that facilitate the rapid and flexible collection, analysis and dissemination of information. Accordingly, an organization's ability to integrate and deploy new information technologies in a cost-effective manner has become critical to competing successfully in today's rapidly changing business environment.

     During this time of increasing reliance on IT, rapid technological change is challenging the capabilities of MIS departments within these organizations. The pace of this change quickly renders existing IT infrastructure obsolete and makes it more difficult for organizations to maintain the needed internal expertise to evaluate, develop and integrate new technologies. As a result, organizations are increasingly turning to third-party IT service providers to help them develop and support complex IT systems and applications.

     Due to the foregoing factors, demand for IT services has grown significantly. According to industry sources, the worldwide market for IT services was approximately $302 billion in 1997, and is projected to increase to $564 billion in 2001, representing a compound annual growth rate of 17%.

     While the general industry trend is toward client/server architectures, many organizations maintain legacy mainframe systems because such systems provide a superior solution to their specific needs or because of the costs required to replace such systems. As universities stop teaching mainframe related skills and programmers cross-train away from these areas, MIS managers are experiencing increasing difficulty finding affordable, qualified personnel to support the vast number of legacy systems. For these reasons, the maintenance and reengineering of legacy systems continues to represent a substantial opportunity for IT services providers.

THE CBSI ADVANTAGE

     The CBSI advantage enables our clients to use IT as a more effective business tool consistent with their evolving business needs. The key attributes of the CBSI advantage are that we:

       - Offer clients a single-source provider of a broad range of IT services, from advising them on IT business strategy and strategic technology plans to developing and implementing appropriate IT applications solutions. This range includes emerging technology services such as data warehousing solutions, electronic commerce solutions and network services.

       - Provide flexible project delivery by offering our clients any combination of the following options: (1) onsite at the client facility; (2) offsite at one of our eight development facilities in the U.S. and Canada; or (3) offshore at one of our three development facilities in India and the Philippines. This flexibility enables our clients to determine their degree of project involvement and to control the costs and speed of project delivery.

       - Offer a local presence by delivering our services to clients through a geographically dispersed network of 25 branch offices and 135 sales and account managers. Our local presence allows us to demonstrate our commitment to each local market and enhances our ability to attract locally based clients and consultants.

       - Recruit and train our consultants globally through our established domestic and international network. Consultants receive up to two months of training in software engineering techniques and key technologies at one of our five U.S. training centers or one of our two overseas training centers in India. These centers are equipped with a variety of hardware, software and development tools.

CBSI GROWTH STRATEGY

     Our goal is to become the preferred single-source provider of IT services to an expanding base of clients by establishing teams that quickly and cost effectively provide industry-based IT applications solutions. To achieve this goal, our strategy is to:

       - Support each service offering with a program management team to create new opportunities and develop existing accounts. We have 45 sales people in our branch offices developing new accounts and over 100 account managers maintaining and expanding existing client relationships by cross selling our broad range of service offerings. These long-term relationships provide us with a significant advantage over our competitors in marketing additional services and solutions to our clients.

       - Capitalize on six vertically focused industry solutions groups. These groups develop solutions based on in-depth knowledge of particular industries and a detailed understanding of the client's business. They sell and market a broad range of ERP and other solutions to existing clients and also obtain new clients within our targeted industries. Targeted industries include banking and financial services, health care, manufacturing, public sector, retail and distribution and utilities and telecommunications.

       - Expand the breadth and depth of our technical capabilities through training existing personnel, recruiting experienced talent and acquiring complementary businesses. Our continued evaluation of emerging technologies enables us to add new service offerings and minimizes our dependence on any single technology.

       - Expand our branch infrastructure, both domestically and internationally, and capitalize on our significant investment in offsite and offshore development centers, as well as our systems, methodologies, training programs and marketing efforts. We believe that our existing development centers can be further leveraged to support a significantly larger number of consultants.

       - Create virtual partnerships with our clients to provide them with IT solutions so that we become an extension of their organization. This partnership sourcing model uses a team approach that makes the client an integral team member. We consider the impact of each project on the entire application to build a broader solution over time. We quickly assemble capable teams and use the strategic insights of the client to produce flexible, supportable business and IT solutions.

       - Seek acquisitions that complement our core skills or expand our geographic reach and have the potential to increase our overall value, rather than merely increase our revenues. We believe that our branch management organization allows us to efficiently integrate acquisitions.

CBSI SERVICES

     We offer our clients a broad range of IT services, from advising clients on strategic technology plans to developing and implementing appropriate IT solutions. We provide services in the following categories:

  --------------------------------------------------------------------------------------------
                 CBSI SERVICES                                    DESCRIPTION
  --------------------------------------------------------------------------------------------
  IT Consulting                                   - IT business strategy and strategic
                                                    technology planning
                                                  - Provide technical architecture and network
                                                    design and business process reengineering
                                                    consulting services
  --------------------------------------------------------------------------------------------
  Large Systems Applications Development and      - Design, develop and maintain large-scale,
    Maintenance                                     complex solutions capable of managing
                                                    transaction-intensive applications
  --------------------------------------------------------------------------------------------
  Reengineering Legacy Applications to Client/    - Reengineer from centralized,
    Server Technology                               mainframe-based systems to open,
                                                    distributed architectures
  --------------------------------------------------------------------------------------------
  Client/Server Applications Development          - Conceptualize and design systems based on
                                                    distributed object-oriented technologies
                                                    and methodologies
  --------------------------------------------------------------------------------------------
  Packaged Software Implementation                - Implement packaged software solutions,
                                                    including ERP
                                                  - Customize software packages to client
                                                    specifications
  --------------------------------------------------------------------------------------------
  Year 2000 Conversion and Testing                - Conduct impact assessments and assist
                                                    clients with strategic planning for Year
                                                    2000 compliance
                                                  - Renovate, replace or reengineer existing
                                                    applications to be Year 2000 compliant
  --------------------------------------------------------------------------------------------
  Contract Programming                            - Develop, maintain and enhance
                                                    client/server and mainframe software
                                                    applications
                                                  - Reengineer software applications across
                                                    platforms
  --------------------------------------------------------------------------------------------
  Data Warehousing Solutions                      - Design enterprise-wide repositories and
                                                    update mechanisms for data culled from
                                                    operational systems
                                                  - Design, build and implement datamarts that
                                                    employ portions of the data warehouses for
                                                    specific applications
  --------------------------------------------------------------------------------------------
  Electronic Commerce Solutions                   - Develop business-to-business and
                                                    consumer-to-business applications
                                                  - Couple web-enabled front-end systems
                                                    across a network to back-end database
                                                    systems
  --------------------------------------------------------------------------------------------
  Network Services                                - Provide assessments of existing network
                                                    stability and capacity
                                                  - Provide network design services to support
                                                    new enterprise-wide applications
                                                  - Conceptualize and design Internet/intranet
                                                    solutions
  --------------------------------------------------------------------------------------------

INDUSTRY SOLUTIONS

     We have designed and developed proprietary software to solve industry-specific problems for our clients. These include APECS/Discovery, Clarety and Business Solutions Framework.

     APECS enables K-12 school districts and higher education institutions to manage their business and student records. Our APECS Product has been reengineered to a client/server platform and renamed Discovery. We market the Student Administration module of Discovery jointly with PeopleSoft's finance and HR/payroll applications.

     Clarety is a set of reusable software modules for the public employee retirement systems (PERS) industry. We are currently implementing Clarety software for California PERS, Mississippi PERS, Nevada PERS and the Ohio State Teachers Retirement System.

     The Business Solutions Framework consists of infrastructure software used as a foundation for our e-commerce solutions practice. This Business Solutions Framework allows us to build e-commerce solutions more efficiently for our clients and is written in JAVA.

CLIENTS

     Approximately 70% of our clients are middle market companies with annual revenues between $500 million and $4 billion. Using our partnership sourcing approach, we are quickly becoming an important supplier to these middle market clients. We have also started to serve emerging companies with revenues from $50 million to $500 million. These emerging companies require the expertise CBSI can provide and have limited alternative sources, either internal or external, to meet their IT needs.

     During the nine months ended September 30, 1998, we provided services to approximately 500 clients in the United States, Europe and Asia. Our strategy is to maximize our client retention rate and to secure additional engagements by providing quality services and by being responsive to client needs. For each of the past five years, existing clients from the previous fiscal year generated more than 80% of our revenues.

     Certain representative clients in various industries are listed in the following table:

BANKING AND FINANCIAL SERVICES

Banc One Services Corporation
Chase Manhattan Corporation
Fidelity Investments
Fleet Services Corporation
Foremost Corporation of America
Putnam Investments
UNUM Corporation
VISA U.S.A. Inc.

HEALTH CARE

Anthem Blue Cross Blue Shield of Connecticut
Baystate Health System
Blue Cross and Blue Shield of Michigan

MANUFACTURING

DaimlerChrysler AG
Ford Motor Company
General Motors Corporation
Herman Miller, Inc.
Johnson Controls, Inc.
Weyerhaeuser Company
Willamette Industries, Inc.


PUBLIC SECTOR

State of California
State of Indiana
State of Michigan
State of Mississippi
State of Nevada
State of North Carolina
State of Ohio

RETAIL AND DISTRIBUTION

Duty Free Shops
Fred Meyer, Inc.
The GAP, Inc.
Lands' End, Inc.
Limited Stores
Spartan Stores, Inc.

UTILITIES AND TELECOMMUNICATIONS

American Telephone and Telegraph Company
Alltel Information Services, Inc.
Ameritech Corporation
PacifiCorp
South Carolina Electric and Gas Company
Southern California Edison
Sprint Corporation
Tucson Electric Power Company

REPRESENTATIVE ENGAGEMENTS

     We have provided IT services to an international banking and financial services company for the past four years. The client needed to migrate their legacy applications to a client/server platform using migration tools. We proposed an application reengineering approach using our global delivery concept. Based on the success of this multi-million dollar solution, the relationship transitioned into partnership sourcing. Today, our projects include applications maintenance, applications support and Year 2000 solutions using our global delivery capability.

     We have provided valuable IT services to an automotive manufacturer for the past eleven years executing several projects including Year 2000 remediation, custom development and applications maintenance. Currently, we are delivering IT consulting and web-based systems development. On a recent project, we performed business process engineering and implemented a state-of-the-art supply chain solution by first performing a process analysis and then developing a three-tier, thin-client component-based solution that is used in 110 countries with over 4,000 vehicle combinations.

     We managed and implemented a new building materials distribution project for a forest products manufacturer. This custom development project replaced their legacy systems with a relational database, client/server technology and business applications. The project was based on a comprehensive requirements analysis and was designed and developed with significant user involvement.

     We have been working with a utility company's IT group for the past four years, providing value-added services for a variety of their requirements. Our engagements include applications maintenance, applications support, large CIS system implementation, Year 2000 solutions, financial system implementation and client/server system development and maintenance. Our engagements make use of our global delivery approach while maintaining our local presence via our Charlotte branch.

SALES AND MARKETING

     We generate the majority of new sales through our branch management structure. Our branches focus on all clients within a geographic area. The manager of each branch office is responsible for managing client relationships, ensuring the delivery team is performing as expected and identifying new business opportunities, and is compensated primarily on the financial performance of the branch. This structure fosters an entrepreneurial atmosphere within each branch and results in a significant number of client referrals and opportunities to cross-sell our services.

     In many cases, we use a consultant from one of our industry solutions groups, an expert in the IT needs of the specific industry, to enhance the initial planning and development phase of a project. They are also able to share common solutions for an industry with a specific client prospect. Our ability to provide industry-specific solutions enables our clients to take advantage of our vertically focused business and IT knowledge.

     Our partnership sourcing approach facilitates the sale of services to clients by making us an extension of their organization and making the client a member of our service delivery team. When clients view us as part of their team, they often decide to source their additional IT services needs through us with little sales effort on our part.

     Cross-selling our industry solutions and other services to existing clients has proven to be a successful way to expand our business and accounts for much of the extensive recurring revenue volume we have enjoyed over the years. Our acquisitions have expanded our range of industry solutions and services, enabling us to be even more successful in this activity.

     In addition to our sales group, we have a dedicated marketing department which is responsible for coordination of all corporate communications, including the scheduling of press conferences to promote our services and delivery methodologies. In addition, the marketing group provides information to industry analysts including the Gartner, Giga and Meta Groups and Forrester.

HUMAN RESOURCES

     Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled IT professionals. Our strategy for achieving "career-based employment" includes career planning, thorough initial and ongoing training, allocation of assignments in accordance with employee skills and career objectives and a comprehensive benefits package including a Company-matched 401(k) plan, stock purchase plan, health and dental insurance, short-term disability insurance, a flexible spending account and tuition reimbursement. In 1999, we will add preventive medical and more extensive dental care and vision coverage for our employees. We also grant stock options as part of our recruitment and retention strategy. As part of our effort for minimizing turnover we emphasize:

       - Human resource management;

       - Competitive salaries;

       - Comprehensive benefits;

       - Employee stock options; and

       - Deferred compensation.

     Our branch offices use intensive programs to recruit consultants throughout the United States, screen them through a variety of interview and testing processes and select them for future assignments on our project teams. In addition, our recruiting activities seek to draw on an international pool of IT talent. We actively recruit in India, England, Australia, New Zealand, the Philippines, Mexico and Singapore. Recruiting methods include advertising in leading newspapers and trade magazines, using the Internet and participating in career fairs. In addition, we actively involve our employees in referring individuals and screening candidates for new positions.

     Our consultants typically have Bachelor's or Master's degrees in Computer Science or another technical discipline. As of September 30, 1998, we had 4,382 employees comprised of 3,907 IT professionals, 135 sales and marketing personnel and 340 general and administrative personnel. As of September 30, 1998, we also had 239 independent contractors working on client engagements.

     We have established five employee training centers located in the United States and two in India. These training centers employ full-time instructors and are equipped with hardware, software and development tools. New college graduates receive two months of full-time classroom instruction in program analysis and design. Along with technical training, we provide business skills to enhance team building, diversity awareness and key consulting skills such as presentations and communications training. We also provide training to prepare for specific future technical assignments followed by one month of self-study.

     Between projects and after business hours, all IT professionals receive ongoing training on a variety of technology platforms. Our education and training department helps employees make the transition from legacy to client/server skills by providing cross-platform training in new technologies. In addition to comprehensive technical training, we provide extensive training in quality processes and cross-cultural communications skills. In addition, we offer training courses to non-employees for a fee and may hire graduates of these training programs.

     We provide over 200 courses on our computer-based training system, which is available 24 hours a day, 7 days a week. In addition to technical skills in a variety of programming languages, we offer courses in business and administration skills.

COMPETITION

     Our industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of ours. Primary competitors include Cambridge Technology Partners, Inc., IMR Global Corp., Keane, Inc., Whittman-Hart, Inc., and participants from a variety of market segments, including "Big Five" accounting firms, implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. We believe that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value.

PROPERTIES

     Our headquarters consist of approximately 70,000 square foot of leased office space in Farmington Hills, Michigan. In addition to our headquarters, we lease office space throughout the world. Additional space may be required as our business expands geographically, but we believe we will be able to obtain suitable space as needed.

     We have principal offices in the following locations:

                    NORTH AMERICA                                INTERNATIONAL
Basking Ridge, NJ             Milwaukee, WI                 Bangalore, India
Boston, MA                    Minneapolis, MN               Brussels, Belgium
Charlotte, NC                 Montreal, Canada              Chennai, India
Chicago, IL                   Nashua, NH                    Hyderabad, India
Cleveland, OH                 Phoenix, AZ                   London, United Kingdom
Columbus, OH                  Pittsburgh, PA                Manila, Phillipines
Farmington Hills, MI          Portland, OR                  Singapore
Grand Rapids, MI              Providence, RI                Sydney, Australia
Hartford, CT                  Sacramento, CA
Indianapolis, IN              Seattle, WA
Lansing, MI                   Springfield, MA
Los Angeles, CA               Tampa, FL
Milpitas, CA

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their respective ages and positions as of December 31, 1998, are as follows:

     Rajendra B. Vattikuti, 48, our founder, has served as President and Chief Executive Officer and as a director of the Company since our formation in February 1985. From 1983 to 1985, Mr. Vattikuti was Director of M.I.S. for Yurika Foods Corporation. From 1977 to 1983, he was an M.I.S. Project Leader for Chrysler Corporation. Mr. Vattikuti holds a Bachelor of Science degree in Electrical Engineering from the College of Engineering, Guindy (India) and a Master of Science degree in Electrical and Computer Engineering from Wayne State University.

     Timothy S. Manney, 40, has served as Executive Vice President of Finance and Administration and Treasurer and as a director since November 1993. From February 1990 to November 1993, Mr. Manney held various positions with us, most recently as Chief Financial Officer. From 1980 until 1990, Mr. Manney was an Audit Manager at Arthur Andersen LLP. He is a member of the Michigan Association of Certified Public Accountants. Mr. Manney holds a Bachelor of Business Administration degree from the University of Michigan.

     Joseph Benaroya, 47, has served as Executive Vice President, U.S. Consulting, East since December 1998. From 1997 through December 1998, he served as Vice President, Global Sales for the PC Division of IBM Corporation. From 1995 through 1997, he served as President and Chief Executive Officer of Acorto, Inc. From 1978 through 1994, he held various retail and marketing positions at IBM. Mr. Benaroya holds a Bachelor of Science degree in Computer Science and Master of Business Administration degree from the University of Minnesota.

     Karen Fast, 47, has served as Executive Vice President, U.S. Consulting, West since our merger with Claremont in July 1998. Previously, she served as Senior Vice President, U.S. Operations of Claremont since February 1997 and prior to that, as Senior Vice President, Market Development since April 1994. From April 1993 to April 1994, she served as Vice President, Portland Practice of Claremont. From January 1991 to April 1993, she served as the Portland Manager of the Open Systems Consulting Group, the Systems Integration Practice of IBM. Ms. Fast holds a Bachelor of Science degree in History from Oregon State University.

     Nanjappa S. Venugopal, 46, has served as Director of Human Resources since October 1996. Mr. Venugopal also served as the business unit manager for our manufacturing sector from September 1991 to September 1996. From December 1975 to August 1991, Mr. Venugopal held several technical and managerial positions at Tata Consultancy Services in the U.S., Asia and Europe. From October 1988 to August 1991, Mr. Venugopal was regional manager of Tata's New York office. Mr. Venugopal holds a Bachelor of Mechanical Engineering degree from Bangalore University and a Master of Aeronautical Engineering degree from the Indian Institute of Technology.

     William Brooks, 65, has served as a director since August 1998. Mr. Brooks is Chairman of the Board of The Brooks Group International, a human resource and workforce development firm. He retired as Vice President of Corporate Affairs of General Motors Corporation in 1997 where he had served for 25 years in various positions. He is a member of the board of directors of United American Healthcare Corporation, Louisiana-Pacific Corporation and DTE Energy Corporation. Mr. Brooks was nominated by President Clinton and served from February 1996 to January 1998 on the Social Security Advisory Board. Mr. Brooks was nominated by President

Bush and served from July 1989 to November 1990 as the Assistant Secretary of Labor for the Employment Standards Administration. Mr. Brooks holds a Bachelor of Arts degree from Long Island University and a Master's Degree in Business Administration from the University of Oklahoma.

     Charles W. Costello, 60, has served as a director since May 1998. Mr. Costello was the founder and Chief Executive Officer of c.w. Costello & Associates, inc., from December 1986 until its acquisition by the Company in January 1998. Mr. Costello holds a Bachelor of Arts degree in Business Management from Northeastern University.

     Douglas S. Land, 41, has served as a director since November 1993 and as an advisor to the Company since 1988. Mr. Land is the founder and President of Economic Analysis Group, Ltd., a Washington DC-based consulting firm that has been providing financial and economic consulting services since 1983. Mr. Land is also the President and founder of The Chesapeake Group, a financial advisory firm that has been providing consulting to start-up and middle-market firms since 1985. Mr. Land holds a Bachelor of Science degree in Economics and a Master of Business Administration degree in Finance from the Wharton School and a Master of Arts degree in International Relations from the University of Pennsylvania.

     Ronald K. Machtley, 50, has served as a director since May 1998. Mr. Machtley has been the President of Bryant College since 1996. From 1994 to 1996, Mr. Machtley was a partner in the Washington D.C. law firm of Wilkinson, Barker, Knauer & Quinn. From 1988 to 1994, Mr. Machtley was a United States Congressmen from the State of Rhode Island. Mr. Machtley holds a Juris Doctorate from Suffolk University and is a graduate of the U.S. Naval Academy.

     John A. Stanley, 61, has served as a director since June 1997. Mr. Stanley has served as President of European Operations of Lexmark International from March 1991 until his retirement in June 1998. Previously, he was employed by IBM for 22 years. Mr. Stanley is a graduate of FitzWilliam College, University of Cambridge, England with a Master of Arts degree, and holds a degree in Personnel Management from The London School of Economics.

     Frank D. Stella, 79, has served as a director since November 1993. Mr. Stella has served as President of F.D. Stella Products Company, a food service and dining equipment company, since 1946. Mr. Stella was appointed to the Commission for White House Fellows by President Ronald W. Reagan in 1983 and has served as Chairman of the Income Tax Board of Review, City of Detroit, since 1965. Mr. Stella is also a board member of VFS, Inc., an insurance holding company, and a former board member of the Federal Home Loan Bank of Indianapolis. He is also on the boards of several medical and charitable organizations. Mr. Stella holds a degree from the College of Commerce and Finance at the University of Detroit.

     Jerry L. Stone, 56, has served as a director since August 1998. He has been self employed as a private investor since 1989. Mr. Stone is the former Chairman of the Board of Directors of Claremont. Mr. Stone was previously the Chairman and Chief Executive Officer of Marketing One, Inc.

                              SELLING SHAREHOLDERS

     The following table sets forth, as of December 31, 1998, certain information regarding the beneficial ownership of outstanding common stock by each selling shareholder, both before this offering and as adjusted to reflect the sale of the shares of common stock in this offering. Except as noted, to the knowledge of the Company, each person listed in the following table has sole voting and investment power with respect to the shares he or she beneficially owns.


                                             SHARES OWNED PRIOR                        SHARES OWNED
                                            TO THIS OFFERING(A)                   AFTER THIS OFFERING(A)
                                           ----------------------     SHARES      -----------------------
SELLING SHAREHOLDERS:                       NUMBER        PERCENT     OFFERED       NUMBER        PERCENT
  Rajendra B. Vattikuti(c).............    9,960,239       28.6%     1,100,000     8,860,239       24.3%
  Charles W. Costello(b)...............    1,107,376        3.2%       633,000       474,376        1.3%
  Carl F. DePaolis.....................      589,946        1.7%       350,000       239,946        *
  Jerry L. Stone(d)....................      727,528        2.1%       225,000       502,528        1.4%
  The Vattikuti Foundation(e)..........      224,311        *          200,000        24,311        *
  Douglas S. Land......................      385,382        1.1%       125,000       260,382        *
  Timothy S. Manney....................      449,004        1.3%       125,000       324,004        *
  Ralph N. Durante.....................      457,568        1.3%       100,000       357,568        *
  Dan W. Robert(f).....................      312,000        *          100,000       212,000        *
  Stephen D. Hawley....................      101,971        *           90,000        11,971        *
  University of Southern California....       67,000        *           67,000             0        *
  Karen Fast...........................      108,467        *           50,000        58,467        *


-------------------------
 *  Less than one percent.

(a) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to the shares shown as beneficially owned.

(b) Includes 849,124 shares held by trusts for the benefit of Mr. Costello's family members prior to this offering and 216,124 shares after this offering.


(c) Does not include shares owned by The Vattikuti Foundation. Mr. Vattikuti disclaims beneficial ownership of such shares. Consists of 9,960,239 shares held by trusts for the benefit of Mr. Vattikuti's family members prior to this offering and 8,860,239 shares after this offering.



(d) Consists of 727,528 shares held by trusts for the benefit of Mr. Stone's family members prior to this offering and 502,528 shares after this offering.



(e) The address for The Vattikuti Foundation is c/o Nicholas Stasevich, 150 West Jefferson, Suite 900, Detroit, MI 48226.


(f) Includes 19,948 shares that are owned jointly with Mr. Robert's spouse prior to the offering and 11,014 shares to be owned after this offering.

                                  UNDERWRITING


     Subject to the terms and conditions contained in an underwriting agreement dated February 4, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Legg Mason Wood Walker, Incorporated and Warburg Dillon Read LLC, a subsidiary of UBS AG, have severally agreed to purchase from the Company and the selling shareholders the number of shares set forth opposite their names below.



                                                                NUMBER OF
                       UNDERWRITERS:                             SHARES
  Donaldson, Lufkin & Jenrette Securities Corporation.......    1,920,000
  Credit Suisse First Boston Corporation....................    1,440,000
  Legg Mason Wood Walker, Incorporated......................      720,000
  Warburg Dillon Read LLC, a subsidiary of UBS AG...........      720,000
                                                                ---------
     Total..................................................    4,800,000
                                                                =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.


     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.97 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions.



     The Company and certain selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 720,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.


     The Company and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.


     The Company, each of the selling shareholders and the executive officers and directors of the Company have agreed that, for various periods, none of which is less than 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities
Corporation: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose, of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock or such other securities, in cash or otherwise). In addition, for a period of not less than 90 days, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the selling shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.


     The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Since the Company's initial public offering, Donaldson, Lufkin & Jenrette Securities Corporation and Legg Mason Wood Walker, Incorporated have been acting as financial advisors, including reviewing and evaluating capitalization strategies, performing structural and financial analysis of this offering and evaluating liquidity events for the Company. As compensation for these services, the Company has agreed to pay Donaldson, Lufkin & Jenrette Securities Corporation and Legg Mason Wood Walker, Incorporated structuring fees of $1,050,000 and $150,000, respectively, upon completion of certain events, including this offering.


     The Chesapeake Group, an entity affiliated with Douglas S. Land, a director of the Company and a selling shareholder, earned $160,000 for financial advisory services rendered in connection with the Company's initial public offering in March 1997, $100,000 in connection with the Company's follow-on public offering in August 1997 and $300,000 in connection with this offering.

     Other than in the United States, no action has been taken by the Company, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock. This prospectus is part of a Registration Statement that we filed with the Commission.

       1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

       2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

       3. The Company's Current Reports on Form 8-K filed January 22, 1998, April 9, 1998, April 10, 1998, July 27, 1998 and August 12, 1998 and
          on Form 8-K/A filed on January 23, 1998 and March 23, 1998; and

       4. The description of the common stock, contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Complete Business Solutions, Inc., 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334-3339, Attention Investor Relations, Telephone: (248) 488-2088.

                             ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the following locations:

       - At the Public Reference Room of the Commission, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

       - At the public reference facilities at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

       - By writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

       - At the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, DC 20006; or

       - From the Commission's web site at www.sec.gov.

     Some of these locations may charge a prescribed or modest fee for copies.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered and certain other legal matters in connection with this offering will be passed upon for the Company by Butzel Long, Detroit, Michigan. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

     The Consolidated Financial Statements as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants as set forth in their report. In their report, that firm states that with respect to certain acquisitions accounted for as poolings of interests its opinion is based on the reports of other independent public accountants, namely Deloitte & Touche LLP with respect to c.w. Costello & Associates, inc., and KPMG Peat Marwick LLP with respect to Claremont Technology Group, Inc. The financial statements referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Audited Consolidated Financial Statements as of December 31,
  1997 and 1996, and for each of the three years in the
  period ended December 31, 1997
  Report of Independent Public Accountants..................   F-2
  Report of Independent Auditors............................   F-3
  Report of Independent Accountants.........................   F-4
  Consolidated Balance Sheets...............................   F-5
  Consolidated Statements of Income.........................   F-6
  Consolidated Statements of Shareholders' Equity...........   F-7
  Consolidated Statements of Cash Flows.....................   F-8
  Notes to Consolidated Financial Statements................   F-9
Unaudited Condensed Consolidated Financial Statements and
  related Notes thereto as of September 30, 1998 and
  December 31, 1997 and for the nine month periods ended
  September 30, 1998 and 1997...............................  F-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Complete Business Solutions, Inc.:

     We have audited the accompanying consolidated balance sheets of Complete Business Solutions, Inc. (a Michigan corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Claremont Technology Group, Inc. and c.w. Costello & Associates, inc., companies that Complete Business Solutions, Inc. acquired during 1998, in transactions accounted for as poolings of interests, as discussed in Note 1. Such statements are included in the related consolidated financial statements of Complete Business Solutions, Inc. and reflect total revenues and net income of 53% and 24% in 1997, 49% and 44% in 1996, and 42% and 67% in 1995, respectively, and 43% and 51% of total assets in 1997 and 1996, respectively, of the consolidated totals. These statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for Claremont Technology Group, Inc. and c.w. Costello & Associates, inc., is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Complete Business Solutions, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Detroit, Michigan,
January 14, 1999

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Claremont Technology Group, Inc.
and Subsidiaries:

     We have audited the consolidated balance sheets of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997 not presented separately herein. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Claremont Technology Group, Inc. and subsidiaries as of June 30, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Portland, Oregon
August 14, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
c.w. Costello & Associates, inc.
Wethersfield, Connecticut

     We have audited the balance sheets of c.w. Costello & Associates, inc. (an "S" Corporation) (the "Company") as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1997 not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of c.w. Costello & Associates, inc. (an "S" Corporation) as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 10 to those financial statements, on January 27, 1998, the Company merged with Complete Business Solutions, Inc.

                                                           DELOITTE & TOUCHE LLP

Hartford, Connecticut
February 9, 1998

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1996
                                                              (DOLLARS IN THOUSANDS)
                                                                     (NOTE 1)
                           ASSETS
Current assets:
     Cash and cash equivalents..............................  $ 72,698       $ 4,463
     Accounts receivable, net...............................    52,814        40,366
     Revenue earned in excess of billings, net..............     6,687         6,106
     Deferred taxes.........................................     2,894            --
     Refundable income taxes................................     2,745            --
     Prepaid expenses and other.............................     2,551         2,052
                                                              --------       -------
          Total current assets..............................   140,389        52,987
                                                              --------       -------
Property and equipment, net.................................    14,215        10,437
Computer software, net......................................     8,826         2,785
Other assets, net...........................................     4,810         2,072
                                                              --------       -------
          Total assets......................................  $168,240       $68,281
                                                              ========       =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable.......................................  $  6,345       $ 4,921
     Accrued payroll and related costs......................    19,194        10,048
     Revolving credit facility..............................     3,380        14,035
     Current portion of long-term debt......................       993         1,430
     Other accrued liabilities..............................     6,208         2,015
     Distribution payable to shareholders...................     1,325           197
     Deferred taxes.........................................        --           650
     Deferred revenue.......................................     1,838         1,785
                                                              --------       -------
          Total current liabilities.........................    39,283        35,081
                                                              --------       -------
Deferred taxes..............................................     2,883           775
Other liabilities...........................................       748         2,198
Minority interest...........................................        --         1,503
Commitments and contingencies
Shareholders' equity:
     Preferred stock, no par value, 1,000,000 shares
      authorized, none issued...............................        --            --
     Common stock, no par value, 200,000,000 shares
      authorized, 33,056,759 and 21,181,509 shares issued
      and outstanding as of December 31, 1997 and 1996,
      respectively (Note 17)
     Additional paid-in capital.............................   108,671         5,189
     Retained earnings......................................    19,822        25,869
     Stock subscriptions receivable.........................    (2,503)       (2,125)
     Cumulative translation adjustment......................      (664)         (209)
                                                              --------       -------
          Total shareholders' equity........................   125,326        28,724
                                                              --------       -------
          Total liabilities and shareholders' equity........  $168,240       $68,281
                                                              ========       =======

   The accompanying notes are an integral part of these consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                             (NOTE 1)
Revenues....................................................   $261,282      $182,632      $125,378
Cost of revenues:
     Salaries, wages and employee benefits..................    145,947       106,656        75,625
     Contractual services...................................     19,951        11,316         6,051
     Project travel and relocation..........................     10,695         6,597         5,209
     Depreciation and amortization..........................      2,187         1,678         1,225
                                                               --------      --------      --------
          Total cost of revenues............................    178,780       126,247        88,110
                                                               --------      --------      --------
          Gross profit......................................     82,502        56,385        37,268
Selling, general and administrative expenses................     64,618        43,569        29,729
Merger costs and other......................................      1,559           111            --
                                                               --------      --------      --------
          Income from operations............................     16,325        12,705         7,539
Other expense (income)......................................       (842)          934           672
                                                               --------      --------      --------
          Income before provision for income taxes and
            minority interest...............................     17,167        11,771         6,867
Provision for income taxes..................................      7,278         2,444         1,490
Minority interest...........................................         82           158           252
                                                               --------      --------      --------
          Net income........................................   $  9,807      $  9,169      $  5,125
                                                               ========      ========      ========
Basic earnings per share --
  Weighted average shares outstanding.......................     29,126        20,206        19,371
                                                               ========      ========      ========
  Basic earnings per share..................................   $   0.34      $   0.45      $   0.26
                                                               ========      ========      ========
Diluted earnings per share --
  Weighted average shares outstanding.......................     29,126        20,206        19,371
  Dilutive effect of stock options..........................      2,903         4,073         3,666
                                                               --------      --------      --------
  Diluted weighted average shares outstanding...............     32,029        24,279        23,037
                                                               ========      ========      ========
  Diluted earnings per share................................   $   0.31      $   0.38      $   0.22
                                                               ========      ========      ========

                                                                  PRO FORMA INFORMATION
                                                              (UNAUDITED) (NOTES 17 AND 19)
Net income as reported......................................  $  9,807   $  9,169   $  5,125
Pro forma incremental income tax provision (benefit)........      (764)     2,175        909
                                                              --------   --------   --------
Pro forma net income........................................  $ 10,571   $  6,994   $  4,216
                                                              ========   ========   ========
Basic earnings per share --
  Weighted average shares outstanding.......................    29,126     20,206     19,371
                                                              ========   ========   ========
  Pro forma basic earnings per share........................  $   0.36   $   0.35   $   0.22
                                                              ========   ========   ========
Diluted earnings per share --
  Weighted average shares outstanding.......................    29,126     20,206     19,371
  Dilutive effect of stock options..........................     2,903      4,073      3,666
                                                              --------   --------   --------
  Diluted weighted average shares outstanding...............    32,029     24,279     23,037
                                                              ========   ========   ========
  Pro forma diluted earnings per share......................  $   0.33   $   0.29   $   0.18
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    COMMON      ADDITIONAL                  STOCK       CUMULATIVE        TOTAL
                                    SHARES       PAID-IN     RETAINED   SUBSCRIPTIONS   TRANSLATION   SHAREHOLDERS'
                                  OUTSTANDING    CAPITAL     EARNINGS    RECEIVABLE     ADJUSTMENT       EQUITY
                                                           (DOLLARS IN THOUSANDS) (NOTE 1)
Balance -- December 31, 1994....  18,690,061     $    373    $ 13,266      $    --         $  --        $ 13,639
  Net income....................          --           --       5,125           --            --           5,125
  Distribution to
    shareholders................          --           --      (1,007)          --            --          (1,007)
  Stock dividends and other,
    net.........................     194,491          (30)         11           --            --             (19)
  Stock options exercised.......     328,699          306          --           --            --             306
  Translation adjustment........          --           --          --           --          (158)           (158)
                                  ----------     --------    --------      -------         -----        --------
Balance -- December 31, 1995....  19,213,251          649      17,395           --          (158)         17,886
  Net income....................          --           --       9,169           --            --           9,169
  Translation adjustment........          --           --          --           --           (51)            (51)
  Distribution to
    shareholders................          --           --        (423)          --            --            (423)
  Capital contribution..........          --        1,100          --           --            --           1,100
  Stock dividends and other,
    net.........................     351,113          104        (272)          --            --            (168)
  Stock options exercised.......   1,617,145        3,336          --       (2,125)           --           1,211
                                  ----------     --------    --------      -------         -----        --------
Balance -- December 31, 1996....  21,181,509        5,189      25,869       (2,125)         (209)         28,724
  Net income....................          --           --       9,807           --            --           9,807
  Translation adjustment........          --           --          --           --          (378)           (378)
  Stock options and warrants
    exercised...................   1,709,668        6,745          --         (685)           --           6,060
  Repayment of stock
    subscriptions receivable....          --           --          --          307            --             307
  Conversion of minority
    shareholder.................   1,105,264        4,593          --           --           (77)          4,516
  Issuances of common stock,
    net.........................   9,060,318       88,510          --           --            --          88,510
  Distributions to
    shareholders................          --           --     (12,220)          --            --         (12,220)
  Recapitalizations.............          --        3,634      (3,634)          --            --              --
                                  ----------     --------    --------      -------         -----        --------
Balance -- December 31, 1997....  33,056,759     $108,671    $ 19,822      $(2,503)        $(664)       $125,326
                                  ==========     ========    ========      =======         =====        ========

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1997        1996       1995
                                                                    (DOLLARS IN THOUSANDS)
                                                                           (NOTE 1)
Cash flows from operating activities --
  Net income................................................    $  9,807    $  9,169    $ 5,125
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       5,960       3,843      2,392
     Provision for doubtful accounts........................         903         483        245
     Minority interest......................................          82         158        252
     Provision (benefit) for deferred taxes.................      (1,449)        784       (311)
     Equity in loss of investee and other...................         279         110         --
     Stock option expense...................................         592         107         --
     Change in assets and liabilities:
       Accounts receivable..................................     (14,016)    (17,114)    (9,704)
       Prepaid expenses and other current assets............      (3,489)     (1,154)      (254)
       Other assets.........................................         (63)     (1,018)       (94)
       Accounts payable, accrued payroll and related costs
          and other liabilities.............................      14,425       6,170      3,404
       Deferred revenue.....................................        (300)        446        309
                                                                --------    --------    -------
            Net cash provided by operating activities.......      12,731       1,984      1,364
                                                                --------    --------    -------
Cash flows from investing activities --
  Investment in property, equipment and other...............      (8,359)     (8,276)    (3,470)
  Investment in computer software...........................      (6,901)     (2,077)      (122)
  Payment for purchase of assets, net of cash acquired......        (291)       (130)      (204)
  Investment in affiliate...................................        (405)       (195)        --
  Changes in notes receivable...............................         (31)        555       (188)
                                                                --------    --------    -------
            Net cash used in investing activities...........     (15,987)    (10,123)    (3,984)
                                                                --------    --------    -------
Cash flows from financing activities --
  Net borrowings (payments) on revolving credit facility....     (10,655)      6,855      1,270
  Payments on long-term debt................................      (1,735)     (1,205)      (760)
  Proceeds from issuance of long-term debt..................          --       2,926      1,328
  Net proceeds from issuances of common stock...............      88,942          --         --
  S corporation distributions and other, net................     (11,759)       (671)    (1,181)
  Net proceeds from exercise of stock options...............       6,745       1,211        306
  Proceeds from sale of stock in subsidiary, net............          --       3,500         --
  Repurchase of stock in subsidiary.........................          --      (2,708)        --
  Capital contribution......................................          --       1,100         --
                                                                --------    --------    -------
            Net cash provided by financing activities.......      71,538      11,008        963
                                                                --------    --------    -------
Effect of exchange rate changes on cash.....................         (47)         (9)       (48)
                                                                --------    --------    -------
Increase (decrease) in cash and cash equivalents............      68,235       2,860     (1,705)
Cash and cash equivalents at beginning of period............       4,463       1,603      3,308
                                                                --------    --------    -------
Cash and cash equivalents at end of period..................    $ 72,698    $  4,463    $ 1,603
                                                                ========    ========    =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................    $  1,049    $    895    $   788
     Income taxes...........................................    $  6,378    $    939    $ 1,336

  The accompanying notes are an integral part of these consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Operations

     Complete Business Solutions, Inc. (CBSI) was founded in 1985. CBSI and its subsidiaries (the Company) provide information technology (IT) services worldwide to large and mid-size organizations. The Company offers its clients a broad range of IT services, from advising clients on IT business strategy and strategic technology plans to developing and implementing appropriate IT solutions.

     Principles of Consolidation and Organization

     The consolidated financial statements include the accounts of CBSI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

     In July 1998, the Company closed an Agreement and Plan of Merger with Claremont Technology Group, Inc. (Claremont), a publicly held Oregon corporation. The merger with Claremont was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated. Claremont had a fiscal year end of June 30. The consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995, combine CBSI's results for the years ended December 31, 1997, 1996 and 1995, with Claremont's results for the years ended June 30, 1997, 1996 and 1995, respectively. The consolidated balance sheets as of December 31, 1997 and 1996, combine CBSI's balance sheets as of December 31, 1997 and 1996, with Claremont's balance sheets as of June 30, 1997 and 1996, respectively. All footnote information stated as of and for the years ended December 31 combines CBSI's information as of and for the years ended December 31 with Claremont's information as of and for the corresponding years ended June 30.

     In January 1998, the Company closed an Agreement and Plan of Merger with c.w. Costello & Associates, inc. (Costello), a privately held Delaware corporation. The merger with Costello was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated.

     In November 1997, the Company closed an Agreement and Plan of Merger with Synergy Software, Inc. (Synergy), a privately held Illinois corporation. The merger with Synergy was accounted for by the pooling of interests method of accounting, and accordingly, the accompanying consolidated balance sheets and statements of income, cash flows, and shareholders' equity have been retroactively restated.

     Through July 1996, CBSI held a 76% interest in Complete Business Solutions (India) Limited (CBS India) with the remaining 24% interest held by an entity affiliated with CBSI's shareholder (affiliated entity). In July 1996, CBSI formed CBS Complete Business Solutions (Mauritius) Limited (CBS Mauritius) and CBSI and the affiliated entity each contributed its ownership interest in CBS India for a similar interest in CBS Mauritius.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In July 1996, CBS Mauritius sold an ownership interest to an unrelated entity for approximately $3,500, net of transaction costs. Simultaneously, CBS Mauritius repurchased its stock held by the affiliated entity for approximately $2,708 and CBSI made a capital contribution of $1,708 to CBS Mauritius. The net loss on this transaction was not material. As of December 31, 1996, CBSI owned 72% and the unrelated entity owned 28% of CBS Mauritius, which owned 100% of CBS India.

     As authorized in the CBS Mauritius Shareholders agreement and in connection with the initial public offering of CBSI's Common Stock, the 28% shareholder of CBS Mauritius converted its ownership interest in CBS Mauritius into 1,105,264 shares of CBSI's Common Stock. The acquisition of the minority shares was accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair value of the net assets acquired has been recognized as goodwill of approximately $2,931 in the consolidated balance sheets and is being amortized over 20 years. The impact of this transaction on prior years was not significant, therefore pro forma information has not been provided.

     Foreign Currency

     For significant foreign operations, the local currencies have been designated as the functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at year end for assets and liabilities and at the average exchange rate during the year for revenues and expenses. The resulting foreign currency translation adjustment is reflected as a separate component of shareholders' equity as of December 31, 1997 and 1996.

     Transaction gains and losses, which were not significant in the years presented, are reflected in the consolidated statements of income.

     Cash and Cash Equivalents

     Cash and cash equivalents include investments in highly liquid money market funds with an initial maturity of three months or less.

     Financial Instruments

     The fair values and carrying amounts of certain of the Company's financial instruments, primarily accounts receivable and payable, are approximately equivalent.

     The carrying amount of the revolving credit facility approximates fair value due primarily to the variable rate of interest on this credit facility.

     The fair value of long-term debt was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the financial statements.

     Property and Equipment

     Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments at the inception of the lease. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment held under capital leases are amortized over the expected life of the asset or term of the lease, whichever is shorter.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Revenue Recognition

     The Company recognizes professional service fee revenue on time-and-materials contracts as the services are performed.

     Revenues on fixed-priced contracts are recognized using the percentage of completion method. Percentage of completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss without reference to the percentage of completion. Retainages, which are not material for any of the years presented, are included in accounts receivable in the accompanying consolidated balance sheets. Revenue earned in excess of billings is comprised of revenue recognized on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenue.

     Computer Software

     The Company performs research to develop software for various business applications. The costs of such research are charged to expense when incurred. When the technological feasibility of the product is established, subsequent costs are capitalized. Capitalized software costs are amortized on a product-by-product basis. Amortization is recorded on a.) the straight-line method over the estimated economic life of the product, generally three years to five years, or b.) the ratio of current gross revenues for each product to the total of current and anticipated gross revenues for each product, commencing when such product is available. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic product lives and changes in software and hardware technology. These assumptions are reevaluated and adjusted as necessary at the end of each accounting period. On an ongoing basis, management reviews the valuation and amortization of capitalized development costs. As part of this review, the Company considers the value of future cash flows attributable to the capitalized development costs in evaluating potential impairment of the asset. The amortization of software development costs was $860, $917 and $551 for the years ended December 31, 1997, 1996 and 1995, respectively.

     In Claremont's third and fourth quarters of fiscal 1998, management determined that certain of the Company's computer software products were no longer realizable and recorded a charge of approximately $8,300.

     Accumulated amortization on computer software amounted to $3,032 and $2,172 as of December 31, 1997 and 1996, respectively.

     Amounts capitalized were $6,901, $2,643 and $122 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Amounts charged to expense for research and development of computer software were not material in the periods presented.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Reclassifications

     Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform with the 1997 presentation.

2. COMMON STOCK OFFERINGS

     In March 1997, CBSI completed its initial public offering of 5,000,000 shares of its Common Stock at a price of $6 per share. This offering consisted of 4,600,000 shares of newly issued Common Stock and 400,000 shares sold by a selling shareholder. After underwriting discounts, commissions and other issuance costs, net proceeds to the Company from this offering were approximately $23,600.

     In August 1997, CBSI completed a secondary offering of 5,200,000 shares of its Common Stock at a price of $14 1/8 per share. This offering consisted of 2,900,000 shares of newly issued Common Stock and 2,300,000 shares sold by selling shareholders. After underwriting discounts, commissions and other issuance costs, net proceeds to the Company from this offering were approximately $38,000.

     In July 1996, Claremont completed its initial public offering of 2,171,417 shares of its common stock at a price of $19 3/8 per share. This offering consisted of 1,357,136 shares of newly issued common stock and 814,281 shares sold by selling shareholders. After underwriting discounts, commissions and other issuance costs, net proceeds to Claremont from this offering were approximately $26,900.

3. MERGERS AND ACQUISITIONS

     On November 20, 1997, the Company closed a merger agreement with Synergy. The merger agreement provided for all of the outstanding Synergy common stock to be exchanged for approximately 1,391,000 shares of CBSI's common stock. See Note 11.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Unaudited summarized results of operations and other changes in shareholders' equity of the previously separate entities for the nine month period ended September 30, 1997 are as follows:

                                                           COMPLETE BUSINESS      SYNERGY
                                                            SOLUTIONS, INC.    SOFTWARE, INC.
Revenues.................................................       $80,309            $9,252
                                                                =======            ======
Gross profit.............................................       $22,170            $2,643
                                                                =======            ======
Income from operations...................................       $ 7,629            $  977
                                                                =======            ======
Net income...............................................       $ 5,085            $  777
                                                                =======            ======
Other significant changes to shareholders equity --
  S Corporation distributions and other..................       $10,500            $  395
                                                                =======            ======

     On January 27, 1998, the Company closed a merger agreement with Costello. This merger agreement provided for all of the outstanding Costello common stock to be exchanged for approximately 3,363,000 shares of CBSI's common stock. See
Note 11.

     Audited summarized results of operations and other changes in shareholders' equity of the previously separate entities for the year ended December 31, 1997 are as follows:

                                                          COMPLETE BUSINESS
                                                           SOLUTIONS, INC.
                                                             (INCLUDING       C.W. COSTELLO &
                                                              SYNERGY)        ASSOCIATES, INC.
Revenues................................................      $123,775            $70,175
                                                              ========            =======
Gross profit............................................      $ 34,175            $16,821
                                                              ========            =======
Income (loss) from operations...........................      $ 10,442            $(1,034)
                                                              ========            =======
Net income (loss).......................................      $  7,501            $(1,940)
                                                              ========            =======
Other significant changes to shareholders equity --
  S Corporation distributions and other.................      $ 12,220            $    --
                                                              ========            =======

     On July 24, 1998, the Company closed a merger agreement with Claremont. This merger agreement provided for all of the outstanding Claremont common stock to be exchanged for approximately 7,235,000 shares of CBSI's common stock. See
Note 11.

     Unaudited summarized results of operations and other changes in shareholders' equity of the previously separate entities for the year ended December 31, 1997 are as follows:

                                                             COMPLETE BUSINESS
                                                              SOLUTIONS, INC.      CLAREMONT
                                                            (INCLUDING SYNERGY    TECHNOLOGY
                                                               AND COSTELLO)      GROUP, INC.
Revenues..................................................       $193,950           $67,332
                                                                 ========           =======
Gross profit..............................................       $ 50,996           $31,506
                                                                 ========           =======
Income from operations....................................       $  9,408           $ 6,917
                                                                 ========           =======
Net income................................................       $  5,561           $ 4,246
                                                                 ========           =======
Other significant changes to shareholders' equity
  S Corporations distributions and other..................       $ 12,220           $    --
                                                                 ========           =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Accounting policies of CBSI, Synergy, Costello and Claremont were substantially the same. There were no significant intercompany transactions requiring elimination in any period presented.

4. ACCOUNTS RECEIVABLE AND CREDIT RISK

     The allowance for doubtful accounts is as follows:

                                                               1997    1996    1995
Balance -- beginning of period..............................  $  704   $ 331   $149
Provision...................................................     903     483    245
Charge-offs.................................................    (486)   (110)   (63)
                                                              ------   -----   ----
Balance -- end of period....................................  $1,121   $ 704   $331
                                                              ======   =====   ====

     The Company grants credit to clients based upon management's assessment of their creditworthiness. Substantially all of the Company's revenues (and the resulting accounts receivable) are from large and mid-size companies, major systems integrators and governmental agencies.

5. PROPERTY AND EQUIPMENT

     As of December 31, 1997 and 1996, property and equipment consisted of the following:

                                                             DECEMBER 31,      ESTIMATED
                                                           -----------------     USEFUL
                                                            1997      1996       LIVES
Equipment and purchased software.........................  $20,304   $13,677   3-5 years
Buildings................................................    1,044       986    31 years
Furniture and fixtures...................................    3,535     2,443   5-7 years
Leasehold improvements...................................    1,009       666   5-7 years
Automobiles..............................................      429       221     5 years
                                                           -------   -------
                                                            26,321    17,993
Accumulated depreciation.................................  (12,106)   (7,556)
                                                           -------   -------
Property and equipment, net..............................  $14,215   $10,437
                                                           =======   =======

6. RELATED PARTY TRANSACTIONS

     During 1997, 1996 and 1995, Costello made interest bearing loans to an affiliate of a shareholder for the purchase of real estate, of $98, $25 and $71, respectively. As of December 31, 1997 and 1996, $261 and $163, respectively, of these loans were outstanding. In connection with these loans, Costello guaranteed the related real estate mortgage obligation of approximately $270 as of December 31, 1997 and 1996. Costello leased this real estate from the affiliate for various marketing and administrative purposes. During 1997, 1996 and 1995, Costello incurred rent expense of $150, $102 and $36, respectively. These leases were cancelled during 1998.

     Claremont issued promissory notes totaling $514 and $385 to certain employees during their fiscal years 1996 and 1995, respectively. These notes were due at varying dates through July 31, 1997 and bear interest at rates ranging from 4.0% to 7.1%.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During 1996, a shareholder loaned $608 to CBSI in exchange for a note. The note was short-term and bore interest at 8.25%. This note and accrued interest were repaid during 1996.

     CBSI provided services to a client whose principal shareholder was a former director of the Company. The Company earned approximately $129, $216 and $111 for these services in 1997, 1996 and 1995, respectively.

     CBSI incurred approximately $551 and $295 for the years ended December 31, 1997 and 1996, respectively, for consulting services provided by affiliates of outside directors. No consulting services were provided by affiliates during 1995.

     In August 1997, in connection with CBSI's secondary offering, a related party paid the Company approximately $300 as required under Section 16(b) of the Exchange Act of 1934. This amount has been included in additional paid-in capital in the accompanying consolidated balance sheets.

7. REVOLVING CREDIT FACILITY

     Under a credit arrangement with a commercial bank, the Company may borrow an amount not to exceed $21,000 at the bank's prime interest rate, or LIBOR plus 1.5%. The borrowings under the facility are short-term, payable on demand and are secured by trade accounts receivable and equipment of the Company. The balance outstanding under this agreement at December 31, 1997 and 1996 was $0 and $5,400, respectively. The weighted average interest rate on the outstanding borrowings was 7.7% at December 31, 1996. The credit agreement contains various restrictive covenants which, among other items, require the Company to maintain certain levels of tangible net worth, a debt to earnings ratio, and a funded debt to capitalization ratio.

     Costello maintained line of credit arrangements with commercial banks which included a base borrowing line of $11,000 and a special advance of $1,500 as of December 31, 1997, and a borrowing line of $5,000 as of December 31, 1996. The lines were secured by substantially all of the assets of Costello and bore interest at the bank's prime rate. The balance outstanding under these arrangements at December 31, 1997 and 1996 was $3,380 and $4,035, respectively. The weighted average interest rate on the outstanding borrowings was 8.5% and 8.25% at December 31, 1997 and 1996, respectively. The outstanding balance on these line of credit arrangements were repaid in 1998 and the credit arrangements were terminated.

     During 1995, Claremont entered into a $2 million line of credit with a bank, which was subsequently increased to $6 million in June 1996, with an interest rate of 0.25% above the bank's reference rate. This line of credit was secured by Claremont's furniture, equipment and accounts receivable. At December 31, 1997, there were no amounts outstanding on this line of credit. At December 31, 1996, the balance outstanding under this arrangement was $4,600. The weighted average interest rate on the outstanding borrowings was 8.75% at December 31, 1996. This line of credit has expired.

     Claremont was a guarantor on a nonrevolving line of credit with a bank, which provided for borrowings of up to $2 million for purposes of facilitating the purchase of Company common stock by Claremont executives. As of December 31, 1997, there was $923 of related debt outstanding against the line. Advances under the line of credit were made directly to the executives with full recourse and bore interest. All amounts due under this line of credit have been repaid and the line of credit expired in September 1998.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. LONG-TERM DEBT

     As of December 31, 1997 and 1996, long-term debt consisted of the following:

                                                                 1997      1996
                                                                 ----      ----
Note payable to a bank, payable in monthly installments of
  $61 including interest at 7.6% through April 1999,
  collateralized by certain furniture and equipment.........    $1,189    $1,799
Note payable to a bank, payable in monthly installments of
  $14 including interest at 7.59% through November 1998,
  collateralized by certain furniture and equipment.........       222       334
Note payable to a bank, payable in monthly installments of
  $16 including interest at 8.05% through May 1998,
  collateralized by certain furniture and equipment.........       167       389
Note payable to a bank, payable in monthly installments of
  $15 plus interest at 9.6% through March 1998,
  collateralized by equipment. .............................        --       219
Note payable to a bank, payable in monthly installments of
  $14 plus interest at prime plus 0.25% through July 1997,
  collateralized by equipment. .............................        --        97
Note payable to a bank, payable in monthly installments of
  $8 plus interest at prime through August 1998,
  collateralized by equipment. .............................        --       159
Note payable to a bank, payable in monthly installments of
  $10 plus interest at prime through August 1999,
  collateralized by equipment. .............................        --       316
                                                                ------    ------
                                                                 1,578     3,313
Less -- Current portion.....................................      (993)   (1,430)
                                                                ------    ------
                                                                $  585    $1,883
                                                                ======    ======

Maturities of the principal amounts outstanding at December 31, 1997 are as follows:

1998........................................................    $  993
1999........................................................       585
                                                                ------
                                                                $1,578
                                                                ======

9. SELF-INSURANCE

     CBSI, Costello and Claremont are self-insured for health and dental benefits up to $80, $75 and $25, respectively, per occurrence. Insurance coverage is carried for risks in excess of this amount. CBSI, Costello and Claremont, combined, recognized health and dental benefits expense of approximately $5,855, $4,254 and $2,987 for the years ended December 31, 1997, 1996 and 1995, respectively. Estimated claims incurred but not reported were $945 and $300 as of December 31, 1997 and 1996, respectively, and are included in other accrued liabilities in the accompanying consolidated balance sheets.

10. LEASES

     The Company leases its headquarters, regional offices, equipment and certain automobiles under noncancelable, long-term operating leases.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Rent expense for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $3,619, $2,591 and $1,832, respectively. The future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

1998........................................................  $ 3,433
1999........................................................    3,234
2000........................................................    2,805
2001........................................................    2,401
2002........................................................    1,645
Thereafter..................................................      560
                                                              -------
                                                              $14,078
                                                              =======

11. STOCK OPTIONS

     CBSI maintains a Stock Option Plan (the Plan). Under the Plan, eligible employees and directors may be granted either Incentive Stock Options (ISOs) or Non-Incentive Stock Options (NISOs) at the discretion of the Compensation Committee of the Board of Directors. There are 7,247,454 shares of Common Stock authorized for grant under the Plan. Options under the Plan are granted at fair value on the date of grant. The options vest over periods determined by the Compensation Committee of the Company's Board of Directors. As a result of the merger with Synergy, as discussed in Note 3, outstanding Synergy stock options as of November 20, 1997 were converted into approximately 418,000 options of CBSI. These options retained their original terms and vesting periods. As a result of the merger with Costello, as discussed in Note 3, outstanding Costello stock options as of January 27, 1998 were converted into approximately 57,000 options of CBSI. These options retained their original terms and vesting periods. As a result of the merger with Claremont, as discussed in Note 3, outstanding Claremont stock options as of July 24, 1998 were converted into approximately 1,225,000 options of CBSI. These options retained their original terms and vesting periods.

     The Plan agreements provide for the option holder to exercise the options in exchange for cash, or a promissory note payable to the Company over a period of at least five years for NISOs and at least two years for ISOs. These notes are full recourse and bear interest at the prime rate of interest determined at the date of exercise. Interest on the loans is payable every six months.

     The Company has elected to provide the pro forma disclosures, as permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123")". Accordingly, no additional compensation expense has been recognized for the Plan within the accompanying consolidated statements of income. Had compensation expense for the Plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

pro forma net income and pro forma net income per common share would have been reduced to the amounts indicated below:

                                                               1997     1996     1995
Net income --
  As reported...............................................  $9,807   $9,169   $5,125
  SFAS No. 123 pro forma....................................  $8,451   $8,488   $4,964
Diluted earnings per share --
  As reported...............................................  $ 0.31   $ 0.38   $ 0.22
  SFAS No. 123 pro forma....................................  $ 0.26   $ 0.35   $ 0.22

     A summary of option activity, restated to give effect to the Synergy, Costello and Claremont mergers, follows:

                                    OPTIONS OUTSTANDING
                               ------------------------------                   WEIGHTED AVERAGE
                                             WEIGHTED AVERAGE      OPTIONS       FAIR VALUE OF
                                 SHARES       EXERCISE PRICE     EXERCISABLE    OPTIONS GRANTED
                                  (IN
                               THOUSANDS)
BALANCE, DECEMBER 31,
  1994.....................       2,253           $ 0.76
Options granted............       2,693             2.18

Options exercised..........        (393)            0.51
Options cancelled..........         (86)            2.00
                                 ------
BALANCE, DECEMBER 31,
  1995.....................       4,467             1.67            1,511
                                 ------                             =====
Options granted............       1,032             4.48                             $0.53
                                                                                     =====
Options exercised..........      (1,617)            1.72
Options cancelled..........        (130)            4.32
                                 ------
BALANCE, DECEMBER 31,
  1996.....................       3,752             2.33            1,504
                                 ------                             =====
Options granted............       2,300            13.51                             $5.37
                                                                                     =====
Options exercised..........      (1,389)            1.46
Options cancelled..........        (436)           12.82
                                 ------
BALANCE, DECEMBER 31,
  1997.....................       4,227           $ 7.62            1,114
                                 ======           ======            =====

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the 1997 and 1996 grants: risk-free rate of interest of 6.5% and 6.6%, respectively; dividend yield of 0%; and expected lives of 3 to 5 years. A volatility factor of 68% was used in 1997.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of options outstanding, adjusted to give effect to the Synergy, Costello and Claremont mergers, at December 31, 1997, follows:

                                             OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                  -----------------------------------------    -----------------------------------------
                                                     WEIGHTED
                                      NUMBER          AVERAGE      WEIGHTED            NUMBER
                                  OUTSTANDING AT     REMAINING     AVERAGE         EXERCISABLE AT            WEIGHTED
           RANGE OF                DECEMBER 31,     CONTRACTUAL    EXERCISE         DECEMBER 31,             AVERAGE
        EXERCISE PRICE                 1997            LIFE         PRICE               1997              EXERCISE PRICE
$ 0.01 -  2.23................        1,469             7.0         $ 1.68               910                  $ 1.55
$ 2.24 -  4.58................          658             8.3         $ 4.02               117                  $ 3.59
$ 4.59 - 10.32................          635             9.0         $ 6.07                74                  $ 5.35
$10.33 - 19.34................        1,414             9.6         $15.07                12                  $19.07
$19.35 - 32.24................           22             9.5         $29.54                 1                  $28.90
$32.25 - 46.42................           29             9.2         $42.54                --                  $   --

12. BENEFIT PLANS

     CBSI maintains the Complete Business Solutions, Inc. Incentive Savings Plan and Trust (the 401(k) plan). All employees of CBSI are eligible to participate in the 401(k) plan once they have completed one year of service and have attained age 21. The 401(k) plan is a defined contribution plan, qualified as a profit sharing plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan allows eligible employees to contribute up to 18% of their compensation with CBSI matching a percentage of the contributions. For the years ended December 31, 1997, 1996 and 1995, CBSI matched 40% of the employees' contribution up to a maximum of 2.4% of the employees' compensation.

     Matching contributions made by CBSI amounted to approximately $489, $406 and $301 for the years ended December 31, 1997, 1996 and 1995, respectively. CBSI may also make an additional contribution, at its discretion, to the 401(k) plan. No such additional contributions have been made to date.

     Synergy, Costello and Claremont maintained defined contribution 401(k) plans for substantially all of their employees. Under the plans, eligible employees could elect to contribute a portion of their base compensation. Synergy contributed an additional 25% of the employees' contributions up to 1% of the employees' aggregate base compensation. Costello and Claremont contributions were discretionary. Contributions to these plans amounted to $571, $524 and $361 for the years ended December 31, 1997, 1996 and 1995, respectively. As of January 1, 1999 all employees are eligible to participate in CBSI's 401(k) plan.

     In June 1995, Claremont established an Employee Stock Ownership Plan (CESOP) for all non-union U.S. employees. The CESOP was designed to invest primarily in common stock of Claremont. Claremont pays all administrative costs of the CESOP. Claremont makes all contributions to the CESOP, which may be made in either cash or shares of common stock. The contributions to the CESOP for the years ended December 31, 1997, 1996 and 1995 consisted of cash of $150, $448 and $300, respectively. During 1998, the Company filed with the Internal Revenue Service to terminate the CESOP.

     The Company maintains various employee retention programs, including bonus and deferred compensation. The expense related to these programs is recognized as the compensation is earned.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. STOCK WARRANT

     In May 1996, Claremont issued a five-year warrant to purchase approximately 310,000 shares of common stock at an exercise price of $13.32 per share. The warrant was exercised in October 1996 using a net exercise provision, for a total of approximately 219,000 shares of common stock. As of December 31, 1997, the warrant was fully exercised and no shares of the common stock remain issuable under this warrant.

14. INCOME TAXES

     Prior to CBSI's initial public offering and the date of the acquisition of Synergy, the shareholders of the respective companies had elected, under the provisions of Subchapter S of the United States Internal Revenue Code (Subchapter S), to have income and related tax benefits of each company included in the taxable income of the shareholders. The shareholders of Costello also elected to be governed under the provisions of Subchapter S through the date of its acquisition by CBSI in 1998. As a result, no provision for U.S. federal income taxes and only certain state income taxes have been included in the consolidated statements of income prior to CBSI's initial public offering and the date of the acquisitions of Synergy and Costello.

     Upon termination of the Subchapter S elections, future income of the Company is subject to federal and state income taxes at the corporate level. Accordingly, the application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," resulted in the recognition of deferred tax assets and liabilities, and a corresponding charge to the provision for income taxes of approximately $920 during 1997.

     Subsequent to the terminations, the Company has provided federal and state income taxes in the consolidated statements of income based on the effective tax rate for fiscal year 1997. The unaudited pro forma net income in the consolidated statements of income reflects applicable pro forma adjustments to the provision for income taxes to reflect net income as if the Subchapter S elections had been revoked prior to January 1, 1995. See Note 19.

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes and receives certain exemptions from Indian income taxes under free trade zone and software exporters provisions of Indian tax law. CBS India's tax provision has been included in the consolidated statements of income as part of the provision for income taxes. The Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for income taxes consists of:

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1997      1996      1995
Current --
  Federal...................................................    $7,551    $1,232    $1,351
  State and local...........................................       685       345       424
  Foreign...................................................        --        83        26
                                                                ------    ------    ------
                                                                 8,236     1,660     1,801
Deferred --
  Federal...................................................      (744)      552      (314)
  State and local...........................................       433       232         3
  Foreign...................................................      (647)       --        --
                                                                ------    ------    ------
                                                                  (958)      784      (311)
                                                                ------    ------    ------
                                                                $7,278    $2,444    $1,490
                                                                ======    ======    ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1997       1996
Deferred tax assets --
  Accrued expenses..........................................    $ 2,841    $   397
  Allowance for doubtful accounts...........................        276         37
  State net operating loss carryforward.....................        365        105
  Alternative minimum tax credit carryforward...............        120         --
  Foreign net operating losses..............................        647         --
  Other.....................................................        207         24
                                                                -------    -------
     Total gross deferred tax assets........................      4,456        563
Deferred tax liability --
  Capitalized software development costs....................     (3,360)      (812)
  Accounts receivable.......................................       (678)      (551)
  CBS Mauritius.............................................       (204)        --
  Built-in-gains tax........................................        (24)      (594)
  Other.....................................................       (179)       (31)
                                                                -------    -------
     Total gross deferred tax liabilities...................     (4,445)    (1,988)
                                                                -------    -------
       Net deferred tax assets (liabilities)................    $    11    $(1,425)
                                                                =======    =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes follow:

                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------
                                                                1997        1996        1995
Federal statutory rate......................................     35%         34%         34%
Effect of --
  Tax rate differences on foreign earnings not subject to
     U.S. tax...............................................     (4)         --          --
  State income tax, net of Federal benefit..................      2           3           5
  Other, net................................................      3           3          --
                                                                 --         ---         ---
                                                                 36%         40%         39%
  S Corporation earnings and terminations...................      6         (19)        (17)
                                                                 --         ---         ---
                                                                 42%         21%         22%
                                                                 ==         ===         ===

15. GEOGRAPHIC OPERATIONS INFORMATION

     The following table summarizes selected financial information of the Company's operations by geographic location:

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997        1996        1995
Revenues --
  United States.......................................    $254,514    $179,343    $123,323
  India...............................................      13,644       4,994       3,390
  Other international.................................       4,971       3,076       1,758
  Intersegment........................................     (11,847)     (4,781)     (3,093)
                                                          --------    --------    --------
     Total............................................    $261,282    $182,632    $125,378
                                                          ========    ========    ========
Income From Operations --
  United States.......................................    $ 12,793    $ 11,668    $  6,813
  India...............................................       3,445         999         678
  Other international.................................          87          38          48
                                                          --------    --------    --------
     Total............................................    $ 16,325    $ 12,705    $  7,539
                                                          ========    ========    ========
Identifiable Assets --
  United States.......................................    $156,839    $ 60,831    $ 39,079
  India...............................................       6,697       3,996       1,320
  Other international.................................       4,704       3,454         496
                                                          --------    --------    --------
     Total............................................    $168,240    $ 68,281    $ 40,895
                                                          ========    ========    ========

16. COMMITMENTS, CONTINGENCIES AND POTENTIAL LIABILITY TO CLIENTS

     The Company has received a third-party complaint filed against it and other parties on February 3, 1997, by Network Six, Inc. (NSI), in the Circuit Court of the First Circuit for the State of Hawaii. The third-party claims are asserted in an action that the State of Hawaii has brought against NSI. The Company has also received an answer and counterclaim, dated January 31, 1997, served by NSI in an action brought by the Company against NSI in the Superior Court of the State of Rhode Island. The Company acted as a subcontractor to NSI in connection with the development of software for the State of Hawaii. Additionally, NSI and the

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company were parties to a letter of intent, now terminated, for the purpose of exploring a business combination or merger. The Company's suit against NSI in Rhode Island, as well as the State of Hawaii's suit against NSI in Hawaii, arise from the Hawaii software project.

     The allegations of NSI's third-party complaint in the Hawaii action and NSI's counterclaim in the Rhode Island action are substantively identical. NSI alleges that the Company wrongfully used information gained in connection with the letter of intent to attempt to gain control of the State of Hawaii project, interfered with NSI's relationship with the State of Hawaii, employed or solicited the employment of NSI employees in violation of contract, and otherwise breached contractual or other obligations to NSI. NSI seeks damages of approximately $481 from the Company for services and personnel allegedly provided to it by NSI, damages of $60,000 predicated on a decline in the market value of NSI's publicly-traded stock, and other unspecified losses. On May 30, 1997, the Circuit Court of the First Circuit for the State of Hawaii granted the Company's motion to dismiss claims asserting bad faith breach of contract with prejudice, and conspiracy without prejudice.

     The Company believes that it has not breached any contractual or other obligation to NSI as alleged either in the third-party complaint or the counterclaim, and that it possesses meritorious defenses or set-offs to all of NSI's claims. The Company does not believe that NSI's actions will result in material liability to it, or that they will have a material adverse effect on its financial condition, business, or operations, and intends to vigorously contest the claims asserted in both actions.

     The Company is also, from time to time, a party to ordinary, routine litigation incidental to the Company's business. After discussion with its legal counsel, the Company does not believe that the ultimate resolution of any other existing matter will have a material adverse effect on its financial condition, results of operations or cash flows.

     In addition, many of the Company's engagements, including Year 2000 projects, involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company attempts to contractually limit its liability for damages arising from errors, mistakes, omissions or negligent acts in rendering its services.

17. STOCK DIVIDEND

     On February 18, 1998, the Board of Directors declared a two-for-one split of the Company's common stock, effected in the form of a stock dividend payable on March 19, 1998 to shareholders of record on March 5, 1998. All agreements concerning stock options provide for the issuance of additional shares due to the declaration of the stock split. All references to number of shares, except shares authorized, the number of options and to per share information in the consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.

     On December 30, 1995, Costello declared a two-for-one stock split payable to shareholders of record as of December 31, 1995. All references to number of shares, the number of options and to per share information in the consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.

     Costello declared 15% and 10% stock dividends on December 31, 1996 and 1995, respectively.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

18. SUPPLEMENTAL QUARTERLY INFORMATION (UNAUDITED)

     The following quarterly information is unaudited and has been restated to give effect to the acquisitions of Costello and Claremont which were accounted for using the poolings of interests method.

1997                                                                  QUARTER ENDED
----                                                 -----------------------------------------------
                                                     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
Revenues...........................................  $55,560    $62,745     $69,880        $73,097
Gross profit.......................................   17,649     20,565      23,549         20,739
Income from operations.............................    4,213      5,300       6,500            312
Net income (loss)..................................    2,257      3,455       4,470           (375)
Net income (loss) per weighted-average share.......  $  0.08    $  0.11     $  0.14        $ (0.01)
Pro forma net income...............................    2,572      3,348       4,205            446
Pro forma diluted earnings per share...............  $  0.09    $  0.11     $  0.13        $  0.01

1996                                                                  QUARTER ENDED
----                                                 -----------------------------------------------
                                                     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
Revenues...........................................  $38,392    $44,346     $47,930        $51,964
Gross profit.......................................   12,265     14,005      14,429         15,686
Income from operations.............................    2,952      3,989       2,731          3,033
Net income.........................................    2,184      2,759       2,040          2,186
Net income per weighted-average share..............  $  0.09    $  0.11     $  0.08        $  0.08
Pro forma net income...............................    1,587      2,159       1,464          1,784
Pro forma diluted earnings per share...............  $  0.06    $  0.08     $  0.06        $  0.07

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a reconciliation of the quarterly information to that previously reported:

                       1997                                              QUARTER ENDED
                       ----                            --------------------------------------------------
                                                       MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
Revenue, as previously reported....................    $27,130     $29,834      $32,597         $34,214
Adjustment for pooling of interests................     28,430      32,911       37,283          38,883
                                                       -------     -------      -------         -------
Revenue............................................    $55,560     $62,745      $69,880         $73,097
                                                       =======     =======      =======         =======
Gross profit, as previously reported...............    $ 7,099     $ 8,133      $ 9,581         $ 9,362
Adjustment for pooling of interests................     10,550      12,432       13,968          11,377
                                                       -------     -------      -------         -------
Gross profit.......................................    $17,649     $20,565      $23,549         $20,739
                                                       =======     =======      =======         =======
Income from operations, as previously reported.....    $ 2,004     $ 2,790      $ 3,812         $ 1,836
Adjustment for pooling of interests................      2,305       2,510        2,688          (1,524)
                                                       -------     -------      -------         -------
Income from operations.............................    $ 4,309     $ 5,300      $ 6,500         $   312
                                                       =======     =======      =======         =======
Net income, as previously reported.................    $   780     $ 2,184      $ 2,898         $ 1,639
Adjustment for pooling of interests................      1,477       1,271        1,572          (2,014)
                                                       -------     -------      -------         -------
Net income (loss)..................................    $ 2,257     $ 3,455      $ 4,470         $  (375)
                                                       =======     =======      =======         =======
Net income per weighted average share, as
  previously reported..............................    $  0.05     $  0.10      $  0.13         $  0.07
Adjustment for pooling of interests................       0.03        0.01         0.01           (0.08)
                                                       -------     -------      -------         -------
Net income (loss) per weighted average share.......    $  0.08     $  0.11      $  0.14         $ (0.01)
                                                       =======     =======      =======         =======
Pro forma net income, as previously reported.......    $ 1,163     $ 2,031      $ 2,773         $ 1,546
Adjustment for pooling of interests................      1,409       1,317        1,432          (1,100)
                                                       -------     -------      -------         -------
Pro forma net income...............................    $ 2,572     $ 3,348      $ 4,205         $   446
                                                       =======     =======      =======         =======
Pro forma diluted earnings per share, as previously
  reported.........................................    $  0.07     $  0.10      $  0.12         $  0.06
Adjustment for pooling of interests................       0.02        0.01         0.01           (0.05)
                                                       -------     -------      -------         -------
Pro forma diluted earnings per share...............    $  0.09     $  0.11      $  0.13         $  0.01
                                                       =======     =======      =======         =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       1996                                              QUARTER ENDED
                       ----                            --------------------------------------------------
                                                       MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
Revenue, as previously reported....................    $20,864     $22,716      $24,457         $24,713
Adjustment for pooling of interests................     17,528      21,630       23,473          27,251
                                                       -------     -------      -------         -------
Revenue............................................    $38,392     $44,346      $47,930         $51,964
                                                       =======     =======      =======         =======
Gross profit, as previously reported...............    $ 5,323     $ 5,723      $ 6,069         $ 5,886
Adjustment for pooling of interests................      6,942       8,282        8,360           9,800
                                                       -------     -------      -------         -------
Gross profit.......................................    $12,265     $14,005      $14,429         $15,686
                                                       =======     =======      =======         =======
Income from operations, as previously reported.....    $ 1,378     $ 1,730      $ 1,853         $ 1,110
Adjustment for pooling of interests................      1,574       2,259          878           1,923
                                                       -------     -------      -------         -------
Income from operations.............................    $ 2,952     $ 3,989      $ 2,731         $ 3,033
                                                       =======     =======      =======         =======
Net income, as previously reported.................    $ 1,158     $ 1,446      $ 1,579         $   992
Adjustment for pooling of interests................      1,026       1,313          461           1,194
                                                       -------     -------      -------         -------
Net income.........................................    $ 2,184     $ 2,759      $ 2,040         $ 2,186
                                                       =======     =======      =======         =======
Net income per weighted average share, as
  previously reported..............................    $  0.08     $  0.09      $  0.10         $  0.06
Adjustment for pooling of interests................       0.01        0.02        (0.02)           0.02
                                                       -------     -------      -------         -------
Net income per weighted average share..............    $  0.09     $  0.11      $  0.08         $  0.08
                                                       =======     =======      =======         =======
Pro forma net income, as previously reported.......    $   738     $   902      $   999         $   731
Adjustment for pooling of interests................        849       1,257          465           1,053
                                                       -------     -------      -------         -------
Pro forma net income...............................    $ 1,587     $ 2,159      $ 1,464         $ 1,784
                                                       =======     =======      =======         =======
Pro forma diluted earnings per share, as previously
  reported.........................................    $  0.04     $  0.05      $  0.06         $  0.04
Adjustment for pooling of interests................       0.02        0.03           --            0.03
                                                       -------     -------      -------         -------
Pro forma diluted earnings per share...............    $  0.06     $  0.08      $  0.06         $  0.07
                                                       =======     =======      =======         =======

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19. PRO FORMA STATEMENT OF INCOME INFORMATION (UNAUDITED)

     The pro forma adjustments for the incremental income tax provision (benefit) included in the accompanying consolidated statements of income applicable reflects the additional provision (benefit) for Federal and state income taxes at the effective income tax rate as if the companies' Subchapter S elections had been revoked prior to January 1, 1995 and the companies had been taxed as C corporations. The differences between the United States Federal statutory rate and the consolidated effective rate are as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                              1997      1996      1995
Statutory Federal income tax rate...........................   35%       34%       34%
State income taxes, net of Federal tax effect...............    4         5         6
Tax rate differences on foreign earnings not subject to U.S.
  tax.......................................................   (4)       (2)       (5)
Non-deductible merger costs.................................    2        --        --
Other.......................................................    1         2        --
                                                               --        --        --
                                                               38%       39%       35%
                                                               ==        ==        ==

     The Company considers all undistributed earnings of foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

                      This page intentionally left blank.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                SEPTEMBER 30,       DECEMBER 31,
                                                                    1998                1997
                                                                     (DOLLARS IN THOUSANDS)
                                                                          (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................      $ 65,459            $ 72,698
  Accounts receivable, net..................................        70,732              52,814
  Revenues earned in excess of billing, net.................        12,929               6,687
  Prepaid expenses and other................................         3,099               8,190
                                                                  --------            --------
     Total current assets...................................       152,219             140,389
                                                                  --------            --------
Property and equipment, net.................................        15,485              14,215
Computer software, net......................................         4,608               8,826
Other assets, net...........................................         6,674               4,810
                                                                  --------            --------
     Total assets...........................................      $178,986            $168,240
                                                                  ========            ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................      $ 11,885            $  6,345
  Accrued payroll and related costs.........................        28,903              19,194
  Revolving credit facility.................................            --               3,380
  Current portion of long term debt.........................            --                 993
  Other accrued liabilities.................................         9,628               6,208
  Distribution payable to shareholders......................           365               1,325
  Deferred revenue..........................................         2,164               1,838
                                                                  --------            --------
     Total current liabilities..............................        52,945              39,283
                                                                  --------            --------
Other liabilities...........................................           337               3,631
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value, 1,000,000 shares
     authorized, none issued................................            --                  --
  Common stock, no par value, 200,000,000 shares authorized, and 34,720,993 and 33,056,759 shares issued and
     outstanding as of September 30, 1998 and December 31,
     1997, respectively.....................................            --                  --
  Additional paid-in capital................................       112,734             108,671
  Retained earnings.........................................        21,717              19,822
  Stock subscriptions receivable............................        (7,234)             (2,503)
  Cumulative translation adjustment.........................        (1,513)               (664)
                                                                  --------            --------
     Total shareholders' equity.............................       125,704             125,326
                                                                  --------            --------
     Total liabilities and shareholders' equity.............      $178,986            $168,240
                                                                  ========            ========

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                                -----------------------
                                                                  1998           1997
                                                                    (IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
                                                                      (UNAUDITED)
Revenues....................................................    $272,554       $188,185
Cost of revenues:
  Salaries, wages and employee benefits.....................     140,462        104,478
  Contractual services......................................      26,438         13,641
  Project travel and relocation.............................      10,585          6,691
  Depreciation and amortization.............................       3,018          1,612
                                                                --------       --------
          Total cost of revenues............................     180,503        126,422
                                                                --------       --------
          Gross profit......................................      92,051         61,763
Selling, general and administrative expenses................      62,922         45,654
Merger costs and other......................................      28,250             --
                                                                --------       --------
          Income from operations............................         879         16,109
Interest expense (income)...................................      (2,110)          (267)
                                                                --------       --------
          Income before provision for income taxes and
            minority interest...............................       2,989         16,376
Provision for income taxes..................................       5,493          6,015
Minority interest...........................................          --             82
                                                                --------       --------
          Net income (loss).................................    $ (2,504)      $ 10,279
                                                                ========       ========
Basic earnings (loss) per share --
  Weighted average shares outstanding.......................      34,172         28,201
                                                                ========       ========
  Basic earnings (loss) per share...........................    $  (0.07)      $   0.36
                                                                ========       ========
Diluted earnings (loss) per share --
  Weighted average shares outstanding.......................      34,172         28,201
  Dilutive effect of stock options..........................          --          2,671
                                                                --------       --------
  Diluted weighted average shares outstanding...............      34,172         30,872
                                                                ========       ========
  Diluted earnings (loss) per share.........................    $  (0.07)      $   0.33
                                                                ========       ========

Pro Forma Information:
Net income (loss) as reported...............................    $ (2,504)      $ 10,279
Pro forma incremental income tax provision (benefit)........      (1,417)            57
                                                                --------       --------
Pro forma net income (loss).................................    $ (1,087)      $ 10,222
                                                                ========       ========
Earnings (loss) per share --
  Pro forma basic earnings (loss) per share.................    $  (0.03)      $   0.36
                                                                ========       ========
  Pro forma diluted earnings (loss) per share...............    $  (0.03)      $   0.33
                                                                ========       ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                                -----------------------
                                                                  1998           1997
                                                                (DOLLARS IN THOUSANDS)
                                                                      (UNAUDITED)
Cash flow from operating activities --
  Net income (loss).........................................    $ (2,504)      $ 10,279
  Adjustments to reconcile net income (loss) to net cash
     provided by
     operating activities:
     Depreciation and amortization..........................       6,587          4,453
     Provision for doubtful accounts........................         949            309
     Minority interest......................................          --             82
     Writedown of other assets and other....................      15,649             --
     Equity in loss of investee.............................          --            216
     Change in assets and liabilities:
       Accounts receivable..................................     (21,627)       (12,613)
       Prepaid expenses and other...........................      (1,030)        (1,603)
       Accounts payable, accrued payroll and related costs
        and other liabilities...............................      16,059          4,532
       Deferred revenue.....................................         860             86
                                                                --------       --------
       Net cash provided by operating activities............      14,943          5,741
                                                                --------       --------
Cash flows from investing activities --
  Purchases of property and equipment.......................      (6,667)        (6,029)
  Investment in computer software...........................      (2,080)        (5,135)
                                                                --------       --------
       Net cash used in investing activities................      (8,747)       (11,164)
                                                                --------       --------
Cash flows from financing activities --
  Net payments on revolving credit facility and long-term
     debt...................................................      (4,471)        (9,874)
  Net proceeds from issuance of common stock................       2,978         93,977
  S corporation distribution................................      (1,058)       (10,792)
                                                                --------       --------
       Net cash provided by (used in) financing
        activities..........................................      (2,551)        73,311
                                                                --------       --------
Effect of exchange rate changes on cash.....................         (47)            --
                                                                --------       --------
Increase in cash and cash equivalents.......................       3,598         67,888
                                                                --------       --------
Cash and cash equivalents at beginning of period............      61,861          4,463
                                                                --------       --------
Cash and cash equivalents at end of period..................    $ 65,459       $ 72,351
                                                                ========       ========

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................    $    128       $    980
     Income taxes...........................................    $  8,406       $  3,847

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   COMMON      ADDITIONAL                  STOCK       CUMULATIVE        TOTAL
                                   SHARES       PAID-IN     RETAINED   SUBSCRIPTIONS   TRANSLATION   SHAREHOLDERS'
                                 OUTSTANDING    CAPITAL     EARNINGS    RECEIVABLE     ADJUSTMENT       EQUITY
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Balance -- December 31, 1996...  21,181,509     $  5,189    $ 25,869      $(2,125)       $  (209)      $ 28,724
Net income.....................          --           --      10,279           --             --         10,279
Translation adjustment.........          --           --          --           --            (38)           (38)
Stock options and warrants
  exercised....................   1,113,058        5,606          --           (7)            --          5,599
Repayment of stock
  subscriptions receivable.....          --           --          --          274             --            274
Conversion of minority
  shareholder..................   1,105,264        4,593          --           --            (77)         4,516
Issuances of common stock,
  net..........................   9,060,318       88,510          --           --             --         88,510
Distributions to
  shareholders.................          --           --     (10,895)          --             --        (10,895)
Recapitalization...............          --        3,634      (3,634)          --             --             --
                                 ----------     --------    --------      -------        -------       --------
Balance -- September 30,
  1997.........................  32,460,149      107,532      21,619       (1,858)          (324)       126,969
                                 ----------     --------    --------      -------        -------       --------
Net loss.......................          --           --        (472)          --             --           (472)
Translation adjustment.........          --           --          --           --           (340)          (340)
Stock options and warrants
  exercised....................     596,610        1,139          --         (678)            --            461
Repayment of stock
  subscriptions receivable.....          --           --          --           33             --             33
Distributions to
  shareholders.................          --           --      (1,325)          --             --         (1,325)
                                 ----------     --------    --------      -------        -------       --------
Balance -- December 31, 1997...  33,056,759      108,671      19,822       (2,503)          (664)       125,326
                                 ----------     --------    --------      -------        -------       --------
Net loss.......................          --           --      (2,504)          --             --         (2,504)
Translation adjustment.........          --           --          --           --           (678)          (678)
Stock options exercised and
  other........................   1,457,119        4,685          --       (4,734)            --            (49)
Repayment of stock
  subscriptions receivable.....          --           --          --            3             --              3
Issuances of common stock,
  net..........................      21,769          389          --           --             --            389
Distributions to
  shareholders.................          --         (133)         --           --             --           (133)
Recapitalization...............          --       (3,351)      3,351           --             --             --
Adjustment for pooling of
  interests (Note 2)...........     185,346        2,473       1,048           --           (171)         3,350
                                 ----------     --------    --------      -------        -------       --------
Balance -- September 30,
  1998.........................  34,720,993     $112,734    $ 21,717      $(7,234)       $(1,513)      $125,704
                                 ==========     ========    ========      =======        =======       ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               COMPLETE BUSINESS SOLUTIONS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments necessary for a fair presentation of the financial position of Complete Business Solutions, Inc. and subsidiaries (CBSI) as of September 30, 1998, the results of its operations and cash flows for the nine month periods ended September 30, 1998 and 1997, and all such adjustments are of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto appearing elsewhere in this prospectus.

     The results of operations for the nine month periods ended September 30, 1998 are not necessarily indicative of the results to be expected in future quarters or for the full fiscal year ending December 31, 1998.

2. PRINCIPLES OF CONSOLIDATION AND ORGANIZATION

     The consolidated financial statements include the accounts of CBSI. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

     In July 1998, a subsidiary of CBSI closed an Agreement and Plan of Merger with Claremont Technology Group, Inc. (Claremont), a publicly traded Oregon corporation. The merger agreement provided that all of the outstanding Claremont common stock be exchanged for approximately 7,235,000 shares of CBSI's common stock. In addition, outstanding Claremont options were converted into approximately 1,225,000 options of CBSI. These options retained their original terms and vesting periods. The acquisition of Claremont was accounted for by the pooling of interests method, and accordingly, the accompanying condensed consolidated financial statements have been retroactively restated. Claremont had a fiscal year end of June 30. Unaudited summarized results of operations and other changes in shareholders' equity of the previously separate entities for the six month period ended June 30, 1998 are as follows:

                                                     COMPLETE BUSINESS    CLAREMONT TECHNOLOGY
                                                      SOLUTIONS, INC.         GROUP, INC.
Revenues.........................................        $127,549               $ 46,317
                                                         ========               ========
Gross profit.....................................        $ 38,979               $ 19,017
                                                         ========               ========
Income (loss) from operations....................        $ 10,933               $(13,160)
                                                         ========               ========
Net income (loss)................................        $  6,282               $(10,056)
                                                         ========               ========
Other significant changes to shareholders equity
  -- S Corporation distributions and other.......        $     --               $     --
                                                         ========               ========

     In January 1998, a subsidiary of CBSI closed an Agreement and Plan of Merger with c.w. Costello & Associates, inc. (Costello), a privately held Delaware corporation. The merger agreement provided for all of the outstanding Costello common stock to be exchanged for approximately 3,363,000 of CBSI's common stock. In addition, outstanding Costello options were converted into approximately 57,000 options of CBSI. These options retained their original terms and vesting periods. The acquisition of Costello was accounted for by the pooling of interests method, and accordingly, the accompanying condensed consolidated financial statements have been retroactively restated. Costello had a fiscal year end of December 31.

     In November 1997, a subsidiary of CBSI closed an Agreement and Plan of Merger with Synergy Software, Inc. (Synergy), a privately held Illinois corporation. The merger agreement provided for all of the outstanding Synergy common stock to be exchanged for approximately 1,391,000 shares of CBSI's common stock. In addition, outstanding Synergy options were converted into approximately 418,000 options of CBSI. These options retained their original terms and vesting periods. The acquisition of Synergy was accounted for by the pooling of interests method, and accordingly, the accompanying condensed consolidated balance sheets and statements of income and cash flows have been retroactively restated. Synergy had a fiscal year end of December 31.

     The condensed consolidated statements of income, shareholders' equity and cash flows for the nine month period ended September 30, 1998 combine CBSI's, Costello's, Synergy's and Claremont's results for the nine month period ended September 30, 1998. The condensed consolidated statements of income, shareholders' equity and cash flows for the nine month period ended September 30, 1997 combine CBSI's, Costello's and Synergy's historical results for the nine month period ended September 30, 1997 with Claremont's results for the nine month period ended March 31, 1997. The condensed consolidated balance sheet as of September 30, 1998 combines all companies' balance sheets as of that date. The condensed consolidated balance sheet as of December 31, 1997 combines CBSI's, Costello's and Synergy's balance sheets as of December 31, 1997 with Claremont's balance sheet as of June 30, 1997. As a result of these pooling of interests period combinations, an adjustment has been included in the condensed consolidated statements of shareholders' equity to adjust all components of shareholders' equity to their respective balances as of September 30, 1998. The activity for Claremont for the period from July 1, 1997 to December 31, 1997, has not been reflected in the consolidated statement of income for CBSI. Unaudited summarized results of operations for the six month period ended December 31, 1997 for Claremont are as follows:

Revenue...............................................  $43,975
                                                        =======
Gross Profit..........................................  $18,381
                                                        =======
Income from operations................................  $ 1,785
                                                        =======
Net Income............................................  $ 1,048
                                                        =======

3. STOCK DIVIDEND

     On February 18, 1998, the Board of Directors declared a two-for-one split of CBSI's common stock, effected in the form of a stock dividend payable on March 19, 1998 to shareholders of record on March 5, 1998. All agreements concerning stock options provide for the issuance of additional shares due to the declaration of the stock split. All references to number of shares, except shares authorized, the number of options and to per share information in the condensed consolidated financial statements and related notes have been adjusted to reflect the stock split on a retroactive basis.

4. MERGER COSTS AND OTHER

     During 1998, CBSI incurred approximately $12.7 million in costs related to the acquisitions of Claremont and Costello. In addition, prior to the merger, Claremont incurred approximately $15.6 million to write down certain capitalized computer software and other long-term assets which it determined, prior to June 30, 1998, were no longer realizable. Of the approximately $28.3 million in merger and other costs, approximately $13.2 million represented non-cash charges. At September 30, 1998, approximately $2.0 million of the $15.1 million cash charges remain in accrued liabilities in the balance sheet.

5. INCOME TAXES

     Prior to CBSI's initial public offering and the dates of the mergers with Synergy and Costello, the shareholders of the respective companies had elected, under the provisions of Subchapter S of the United States Internal Revenue Code, to have income and related tax benefits included in the taxable income of the shareholders. As a result, no provision for U.S. federal or certain state income taxes have been included in the condensed consolidated statements of income prior to CBSI's initial public offering and the dates of the acquisitions of Synergy and Costello.

     Upon termination of the Subchapter S elections, future income of CBSI is subject to federal and state income taxes at the corporate level. Accordingly, the application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109) resulted in the recognition of deferred tax assets and liabilities, and a corresponding charge to the provision for income taxes of approximately $1,400 during the nine month period ended September 30, 1998, and approximately $920 during the nine month period ended September 30, 1997.

     CBSI has provided federal and state income taxes in the condensed consolidated statements of income based on the anticipated effective tax rate for fiscal years 1998 and 1997. The unaudited pro forma net income in the condensed consolidated statements of income reflect applicable pro forma adjustments to the provision for income taxes to reflect net income as if the Subchapter S elections had been revoked prior to January 1, 1997.

     CBS Mauritius is incorporated in Mauritius and is not subject to income taxes. CBS India is an Indian corporation subject to income taxes and receives exemptions from Indian income taxes under free trade zone and software exporters provisions of Indian tax law. CBSI considers all undistributed earnings of its foreign subsidiaries to be permanently invested. Therefore, no United States income taxes have been provided on these earnings.

     The provision for income taxes differs from the federal rate primarily due to foreign earnings not subject to U.S. tax, losses for which the tax benefit was not recognized, non-deductible acquisition costs and state income taxes.

6. SUPPLEMENTAL QUARTERLY INFORMATION

     The following quarterly information for each of the quarters in 1998 is unaudited and has been restated to give effect to the Claremont merger which was accounted for using the pooling of interests method.

                                                                           QUARTER ENDED
                                                                -----------------------------------
                                                                MARCH 31    JUNE 30    SEPTEMBER 30
Revenues....................................................    $83,161     $90,705      $98,688
Gross profit................................................     27,195      30,801       34,055
Income (loss) from operations...............................     (4,148)      1,921        3,106
Net income (loss)...........................................     (6,637)      2,863        1,270
Net income (loss) per weighted-average share................    $ (0.20)    $  0.08      $  0.03
Pro forma net income (loss).................................     (5,220)      2,863        1,270
Pro forma diluted earnings (loss) per share.................    $ (0.16)    $  0.08      $  0.03

     The following is a reconciliation of the quarterly information to that previously reported:

                                                                   QUARTER ENDED
                                                                -------------------
                                                                MARCH 31    JUNE 30
Revenue, as previously reported.............................    $60,537     $67,012
Adjustment for pooling of interests.........................     22,624      23,693
                                                                -------     -------
Revenue.....................................................    $83,161     $90,705
                                                                =======     =======
Gross profit, as previously reported........................    $18,192     $20,787
Adjustment for pooling of interests.........................      9,003      10,014
                                                                -------     -------
Gross profit................................................    $27,195     $30,801
                                                                =======     =======
Income from operations, as previously reported..............    $ 2,781     $ 8,152
Adjustment for pooling of interests.........................     (6,929)      6,231
                                                                -------     -------
Income (loss) from operations...............................    $(4,148)      1,921
                                                                =======     =======
Net income, as previously reported..........................    $   271     $ 6,011
Adjustment for pooling of interests.........................     (6,908)     (3,148)
                                                                -------     -------
Net income (loss)...........................................    $(6,637)    $ 2,863
                                                                =======     =======
Net income per weighted average share, as previously
  reported..................................................    $  0.01     $  0.21
Adjustment for pooling of interests.........................      (0.21)      (0.13)
                                                                -------     -------
Net income (loss) per weighted average share................    $ (0.20)       0.08
                                                                =======     =======
Pro forma net income, as previously reported................    $ 1,688     $ 6,011
Adjustment for pooling of interests.........................     (6,908)     (3,148)
                                                                -------     -------
Pro forma net income (loss).................................    $(5,220)    $ 2,863
                                                                =======     =======
Pro forma diluted earnings per share, as previously
  reported..................................................    $  0.06     $  0.21
Adjustment for pooling of interests.........................      (0.22)      (0.13)
                                                                -------     -------
Pro forma diluted earnings (loss) per share.................    $ (0.16)    $  0.08
                                                                =======     =======

                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FEBRUARY 4, 1999


                   [CBSI COMPLETE BUSINESS SOLUTIONS, INC.]


                        4,800,000 SHARES OF COMMON STOCK


                        -------------------------------

                                   PROSPECTUS
                        -------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                           CREDIT SUISSE FIRST BOSTON
                             LEGG MASON WOOD WALKER
                              INCORPORATED

                            WARBURG DILLON READ LLC

--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.

--------------------------------------------------------------------------------